Exhibit 2.1

PURCHASE AND ASSUMPTION AGREEMENT

by and among

HSBC BANK USA, NATIONAL ASSOCIATION,

HSBC SECURITIES (USA) INC.,

HSBC TECHNOLOGY & SERVICES (USA) INC.

and

FIRST NIAGARA BANK, NATIONAL ASSOCIATION

JULY 30, 2011

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS; CONSTRUCTION

Section 1.1	Definitions	1
Section 1.2	Interpretation	21

ARTICLE II

PURCHASE AND SALE OF PURCHASED ASSETS AND ASSIGNMENT AND ASSUMPTION OF ASSUMED LIABILITIES

Section 2.1	Purchase and Sale of Transferred Business	22
Section 2.2	Assumption of Liabilities	27
Section 2.3	Sale and Transfer of Servicing	28
Section 2.4	Effect of Multiple Closings	28
Section 2.5	Effect of Secondary Sales	29

ARTICLE III

CLOSING PAYMENT AND ADJUSTMENTS

Section 3.1	Closing Payment	29
Section 3.2	Closing Statement and Closing Payment	30
Section 3.3	Final Closing Statement, Allocation of Fees and Expenses, and Post-Closing Adjustment	30
Section 3.4	Allocation of Consideration	32
Section 3.5	Tax Treatment	33
Section 3.6	Subsequent Closings	33

ARTICLE IV

THE CLOSING

Section 4.1	Closing Time and Place	33
Section 4.2	Closing Documents	34
Section 4.3	Delivery of Purchased Assets	35
Section 4.4	Subsequent Closings	35

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SCHEDULES AND EXHIBITS

Schedules

Purchaser Disclosure Schedules

Seller Entities Disclosure Schedules

Exhibits

Exhibit A	Transition Services Agreement

Exhibit B	Form of License Agreement

Exhibit C	Illustrative Liquidity Payment

Exhibit 3.2	Form of Closing Statement

Exhibit 4.2(a)(4)	Form of Bill of Sale

Exhibit 4.2(a)(5)	Form of Assignment and Assumption Agreement

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This PURCHASE AND ASSUMPTION AGREEMENT, dated as of July 30, 2011, is among HSBC Bank USA, National Association, a national banking association with its principal office in McLean, Virginia (“Seller”), HSBC Securities (USA) Inc., a Delaware corporation with its principal office in New York, New York (“HSI”) (provided that HSI is a party solely with respect to the Transferred Wealth Management Relationships, the Wealth Management Business or any Purchased Assets held by HSI or Assumed Liabilities transferred by HSI), HSBC Technology & Services (USA) Inc., a Delaware corporation with its principal office in Mettawa, Illinois (“HTSI”) (provided that HTSI is a party solely with respect to the Purchased Assets held by HTSI or Assumed Liabilities transferred by HTSI), and First Niagara Bank, National Association, a national banking association with its principal office in Buffalo, New York (“Purchaser”).

RECITALS

WHEREAS, the Seller Entities desire to sell, and Purchaser desires to acquire, certain assets associated with the Transferred Business in accordance with the terms and provisions of this Agreement;

WHEREAS, the Seller Entities desire to transfer to Purchaser, and Purchaser desires to assume from the Seller Entities, certain liabilities associated with the Transferred Business in accordance with the terms and provisions of this Agreement; and

WHEREAS, Purchaser intends to assign its right to receive certain of the Banking Centers and related Purchased Assets and its obligations to assume related Assumed Liabilities to additional third party purchasers, subject to the limitations and conditions in this Agreement.

NOW, THEREFORE, in consideration of and subject to each of the covenants, representations, warranties, terms and conditions hereinafter set forth, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS; CONSTRUCTION

Section 1.1 Definitions. For purposes of this Agreement, the parties covenant and agree to the following definitions and other terms:

“Accrued Interest and Fees” shall mean (i) with respect to the Assumed Deposits, the interest, fees, costs, and other charges (whether billed or unbilled) that have been accrued but not yet paid, credited or charged to the Assumed Deposits; and (ii) with respect to the Purchased Assets, the interest, dividends, fees, costs, and other charges (whether billed or unbilled) that have been accrued but not yet paid, credited or charged to the Purchased Assets, in each case as set forth in the general ledger of the applicable Seller

Entity maintained in the ordinary course of business of the Seller Entities in accordance with the internal controls and procedures of the Seller Entities, consistently applied.

“Adjustment Payment Date” shall have the meaning specified in Section 3.3(d).

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person.

“Affiliated Employees” shall mean the employees of any Affiliate of Seller, so identified on Schedule 1.1(c)(ii) (as updated pursuant to Section 7.13).

“Aggregate Asset Amount” shall have the meaning specified in Section 3.1(b)(2).

“Agreement” shall mean this Purchase and Assumption Agreement, including the Schedules and Exhibits hereto, as may be amended and/or restated from time to time.

“Allocation Statement” shall have the meaning specified in Section 3.4(a).

“Applicable Law” shall mean any federal, state, local, domestic or foreign law, including common law, statute, ordinance, rule, regulation, code, order, judgment, injunction or decree enacted, issued, promulgated, enforced or entered by, or any formal interpretive letter issued by, a Government Entity.

“Appraised Value” shall mean, with respect to any real property, the fair market value (assuming current use) of such real property as determined by the appraisal of an independent third-party appraiser mutually selected by Seller and Purchaser to be completed prior to the Closing Date, whose fee shall be split fifty percent/fifty percent (50%/50%) between the Seller Entities and Purchaser; provided that if an appraisal cannot be completed prior to the Closing Date, the Appraised Value shall be a fair market value (assuming current use) mutually agreed to by Seller and Purchaser.

“Assignment and Assumption Agreement” shall have the meaning specified in Section 4.2(a)(5).

“Assumed Agreements” shall have the meaning specified in Section 2.1(a)(10).

“Assumed Contracts” shall have the meaning specified in Section 2.1(a)(10).

“Assumed Deposits” shall mean (i) deposits (as defined in 12 U.S.C. § 1813(l)) that are held by Seller or any of its Subsidiaries in connection with the

Transferred Business, including demand deposits, savings accounts, money market deposit accounts, mutual fund and reserve fund sweep accounts, negotiable order of withdrawal accounts, certificates of deposit, deposits acquired through the telephone or the internet or other electronic media and, subject to Section 7.12, IRA, Employee Pension Plan and Keogh accounts, including any debit accounts related thereto and (ii) deposits by government agencies that are booked at the Banking Centers, in each case, that are listed on Schedule 1.1(a) (as updated pursuant to Section 7.13), excluding: (i) structured deposits; (ii) brokered deposits; (iii) unclaimed deposits subject to unclaimed property statute/escheatment; and (iv) deposits constituting money orders, certified and official checks and other items in the process of clearing.

“Assumed Letters of Credit” shall have the meaning specified in Section 2.1(a)(9).

“Assumed Liabilities” shall have the meaning specified in Section 2.2(a).

“ATM” shall mean an automated teller machine.

“ATM Real Property Leases” shall have the meaning specified in Section 2.1(a)(5).

“Banking Centers” shall mean the branches and offices, including any related drive-thru teller facilities, of Seller and its Subsidiaries listed on Schedule 1.1(b).

“Banking Center Customers” shall mean, individually and collectively, (i) the Persons named as the owners of the deposit accounts relating to the Assumed Deposits, (ii) customers related to the Transferred Business Banking Relationships and the Transferred Wealth Management Relationships, (iii) the primary obligors under the Purchased Loans, (iv) the Persons named as the account holders under the Purchased Credit Card Accounts and Receivables and (v) other Persons who are customers of the Transferred Business, including, in each case, Banking Center customers who conduct activities or receive Banking Related Services through the internet or other electronic media.

“Banking Receivables” shall have the meaning specified in Section 2.1(a)(14).

“Banking Related Services” shall mean banking and banking-related services, brokerage, custody, financial planning, insurance, estate planning, tax planning, liquidity or cash management, lending (including commercial real estate lending), issuance of credit cards and similar products, investment advisory, investment banking, asset management and trust and fiduciary services.

“Bill of Sale” shall have the meaning specified in Section 4.2(a)(4).

“Business Banking” shall mean the business of providing Banking Related Services through the Banking Centers to business organizations, that are not Specified Enterprises.

“Business Day” shall mean any day excluding Saturday, Sunday and any day on which banking institutions located in New York State are authorized or required by Applicable Law or other governmental action to be closed.

“Business Employees” shall mean, as of any particular date: (i) the persons actively employed as of such date by Seller or any of its Subsidiaries principally in connection with the Transferred Business; and (ii) the persons employed as of such date by Seller or any of its Subsidiaries principally in connection with the Transferred Business who are absent from work on account of vacation, jury duty, funeral leave, personal day, sickness, short-term disability, workers compensation leave, military leave, leave under the Family Medical Leave Act or other approved leave of absence or for whom an obligation to return to active employment exists under a contractual obligation or law, in each case, that are listed on Schedule 1.1(c)(i) (as updated pursuant to Section 7.13).

“Business Material” shall have the meaning specified in Section 8.7(b).

“Business Premises” shall mean, as applicable, the Purchased Real Property and/or the real property subject to a Real Property Lease.

“Capital Action” shall have the meaning specified in Section 7.2(b).

“Card Rewards Liability” shall mean any Liabilities arising from Enhancements associated with the Purchased Credit Card Accounts and Receivables.

“Cash on Hand” shall have the meaning specified in Section 2.1(a)(13).

“Claim Notice” shall have the meaning specified in Section 13.4(a).

“Close of Business” shall mean the local time that the Banking Centers close to the public.

“Closing” shall mean the Primary Closing or a Secondary Sale Closing or the Purchaser Final Purchase Obligation Closing, as the context requires.

“Closing Date” shall mean the date of the Primary Closing or a Secondary Sale Closing or the Purchaser Final Purchase Obligation Closing, as the context requires.

“Closing Payment” shall have the meaning specified in Section 3.1(b).

“Closing Statement” shall have the meaning specified in Section 3.2(a).

“Closing Statement Date” shall have the meaning specified in Section 3.2(a).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Comparable Job Offer” shall mean an offer of employment with Purchaser or an Affiliate of Purchaser that sets forth the following terms of employment from the Primary Closing Date through at least December 31, 2012: (i) a position requiring substantially comparable skills and abilities as the employee’s position immediately prior to the Primary Closing Date (it being understood that whether a position is managerial or non-managerial shall not in and of itself preclude an offer from being a Comparable Job Offer), (ii) does not involve a significant change in work schedule, (iii) has benefits that are no less favorable, in the aggregate, to those in effect immediately prior to the Primary Closing Date, (iv) has an annual aggregate total compensation (the combination of annual base salary or rate of pay and incentive and commission arrangements) opportunity per performance period that is substantially the same as the annual aggregate total compensation (the combination of annual base salary or rate of pay and incentive and commission arrangements) opportunity in effect for such employee immediately prior to the Primary Closing, (v) is at a work location not more than thirty-five (35) miles from such employee’s work location immediately prior to the Primary Closing Date, and (vi) includes a work status (full or part-time) that is not changed from that in effect immediately prior to the Primary Closing Date.

“Competing Business” shall have the meaning specified in Section 7.9(a).

“Confidentiality Agreement” shall mean the confidentiality agreement, dated as of May 16, 2011, between First Niagara Financial Group Inc. and HSBC North America Holdings Inc.

“Contract” shall mean any written agreement, contract, arrangement, bond note, commitment, franchise, indemnity, indenture, instrument, lease or license, together with any exhibits, schedules or documents executed or delivered in connection therewith and any modifications, amendments, restatements or other supplements thereto.

“Control” and the correlative terms “Controlling” and “Controlled” shall mean, as used with respect to any Person, possession of the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Group Liability” shall mean any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under sections 412, 430 and 4971 of the Code, and (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Conversion” shall mean the conversion of the processing, reporting, payment and other systems associated with the Transferred Business from the systems of the Seller Entities to the systems of Purchaser or a Secondary Sale Purchaser, as applicable.

“Conversion Plan” shall have the meaning specified in Section 8.6(c)(1).

“Conversion Project Manager” shall have the meaning specified in Section 8.6(a).

“CRA” shall mean the Community Reinvestment Act of 1977, as amended.

“CRA Assets” shall have the meaning specified in Section 2.1(a)(8).

“Credit Documents” shall mean all documents evidencing or securing a Loan, Assumed Letter of Credit or Purchased Credit Card Accounts and Receivables, in the possession of Seller or its Subsidiaries (regardless of where located, including in file or imaging systems of Seller or its Subsidiaries), including, without limitation, all original notes, reimbursement agreements, security agreements, deeds of trust, mortgages, loan agreements, and corresponding reports, certifications and disclosures required by Applicable Law, guarantees, sureties and insurance policies (including title insurance policies), applications and credit information, financial information, insurance information, signature cards, all information on obligors and borrowers and guarantors, taxpayer identification number certifications and records relating thereto, and all modifications, waivers and consents relating to any of the foregoing.

“Damages” shall mean all actions, costs, damages, disbursements, obligations, penalties, liabilities, losses, expenses, assessments, judgments, settlements or deficiencies (including any interest, penalties, investigation, legal, accounting and other reasonable out-of-pocket costs and expenses incurred in the investigation, collection, prosecution and defense of any action, suit, proceeding or claim and amounts paid in settlement, but not including indirect, incidental, exemplary, special, consequential or punitive damages that are imposed upon or otherwise incurred by the indemnified party).

“de minimis loss” shall have the meaning specified in Section 13.2(b).

“Debt Protection Services” shall mean credit insurance, debt protection or similar services offered by or through Seller or its Affiliates to obligors under the Purchased Credit Cards Accounts and Receivables.

“Deposit Balance” shall mean, as of a given date, the month-to-date average daily balance (including Accrued Interest and Fees) of the Assumed Deposits that have not, as of such date, been transferred by Seller.

“Designated Footprint” shall mean all of the State of New York, except for the following counties: Bronx, Kings, Nassau, New York, Putnam, Queens, Richmond, Rockland, Suffolk and Westchester.

“Direct Banking Business” shall mean the business conducted by Seller or its Affiliates of providing Banking Related Services through the telephone or the internet or other electronic media, including, but not limited to, internet-only checking accounts, savings accounts and certificates of deposit.

“Disclosure Schedule” shall mean, with respect to Purchaser or the Seller Entities, a schedule delivered by it or them to the other upon the execution and delivery of this Agreement setting forth, among other things, items the disclosure of which is required under this Agreement, either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations and warranties or covenants contained in this Agreement; provided that the mere inclusion of an item in a Disclosure Schedule as an exception to a representation will not be considered an admission by the disclosing party that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item has had or is expected to result in a Material Adverse Effect, as the case may be; provided, further, that an item disclosed by either party in such party’s Disclosure Schedule shall be deemed to be a disclosure against any other representation, warranty or covenant of such party in this Agreement if such disclosure would reasonably appear on its face to be a disclosure thereunder if repeated thereunder.

“Elective Sale” shall mean the assignment of the right to purchase certain Banking Centers and related Purchased Assets and the obligation to assume related Assumed Liabilities to a third party purchaser in a transaction that is not a Remedial Sale.

“Employee Pension Plan” shall mean any employee pension plan for which Seller serves as a trustee, including, but not limited to, employee pension benefit plans as defined in Section 3(2) of ERISA, retirement plans qualified under the requirements of Section 401(a) of the Code, nonqualified deferred compensation plans, excess benefit plans and supplemental executive retirement plans.

“Employee Plans” shall have the meaning specified in Section 5.17(b).

“Enhancements” shall mean all benefits, enhancements, features, offers, point programs, promotional rate programs, balance transfer programs, introductory rate programs, reward programs, rebate programs, fee-based programs (including “Identity Protector” and “Credit Keeper”) and other similar services provided to card holders in connection with their respective Purchased Credit Card Accounts and Receivables.

“Environment” shall mean any soil, surface waters, wetlands, groundwaters, sediments, surface or subsurface strata, ambient air and any other environmental medium.

“Environmental Law” shall mean any law, statute, regulation, rule, ordinance, by-law, order or other binding decision of any Governmental Entity regarding the protection of the Environment.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Excluded Assets” shall have the meaning specified in Section 2.1(b).

“Excluded Contracts” shall mean any and all Contracts of the Seller Entities and their respective Affiliates that are not Assumed Contracts, including, but not limited to, all Contracts that apply primarily to operations of the Seller Entities or their respective Affiliates other than the Transferred Business and all data processing Contracts, regardless of scope.

“Excluded Deposits” shall mean any and all deposits of Seller and its Affiliates that are not Assumed Deposits, including, but not limited to: (i) any proprietary deposits of Seller of any of its Affiliates booked at the Banking Centers, (ii) any deposits associated with the Retained Businesses (including deposits booked at the Banking Centers), (iii) deposits acquired through the telephone or the internet or other electronic media from Persons with primary addresses located in the Designated Footprint that are not Banking Center Customers, (iv) any deposits that become Excluded Deposits pursuant to Section 7.12 and (v) any deposits of Retained Employees.

“Excluded Liabilities” shall have the meaning specified in Section 2.2(b).

“Excluded Taxes” shall mean, with respect to any Closing, (A) any Income Taxes of any of the Seller Entities or any of their Subsidiaries (whether or not relating to the Transferred Business), (B) any Income Taxes of any member of an affiliated, consolidated, combined, or unitary group of which any of the Seller Entities or any of their Subsidiaries was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or non-U.S. law or regulation, (C) any Income Taxes of any other Person imposed on any of the Seller Entities or any of their Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, and (D) any Non-Income Taxes relating to the Transferred Business for any Pre-Closing Period, provided that the allocation of the amount of Non-Income Taxes between the Pre-Closing Period and the Post-Closing Period shall be determined (i) with respect to Transfer Taxes in accordance with Article X, (ii) with respect to real and personal property and other Non-Income Taxes imposed on a time basis (other than any Transfer Taxes) by allocating pro rata on a time basis and (iii) with respect to any Non-Income Taxes not imposed on a time basis, on a closing of the books method.

“Expanded Footprint” shall mean all areas in Rockland county and Westchester county in the State of New York and all areas in the State of Connecticut.

“FDI Act” shall mean the Federal Deposit Insurance Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Funds Rate” shall mean, for any day, the rate per annum (rounded upwards, if necessary, to the nearest 1/100th of 1%) equal to the average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that, if such day is not a Business Day or the Federal Funds Rate is not so published for any day, the Federal Funds Rate for such day shall be such rate on such transactions on the next Business Day as so published on the next succeeding Business Day.

“Final Closing Date” shall mean the Closing Date on which the last portion of the Transferred Business is sold, whether in a Secondary Sale Closing or the Purchaser Final Purchase Obligation Closing.

“Final Closing Statement” shall have the meaning specified in Section 3.3(a).

“Final Schedules” shall have the meaning specified in Section 7.13(b).

“FINRA” shall mean the Financial Industry Regulatory Authority.

“GAAP” shall mean generally accepted accounting principles in the United States of America consistently applied.

“Governmental Entity” shall mean any federal, state, local, domestic or foreign agency, court, tribunal, administrative body, arbitration panel, department or other legislative, judicial, governmental, quasi-governmental entity or Self-Regulatory Organization.

“Hazardous Material” shall mean any pollutant, contaminant, hazardous substance, hazardous material or hazardous waste as defined under any Environmental Law, including any petroleum product, asbestos-containing material, polychlorinated biphenyl or radon.

“HSI” shall have the meaning specified in the Preamble.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HTSI” shall have the meaning specified in the Preamble.

“Income Tax” shall mean any federal, state, local, or non-U.S. income Tax.

“Indemnified Parties” shall have the meaning specified in Section 13.3(a).

“Indemnifying Party” shall have the meaning specified in Section 13.4(a).

“Information” shall have the meaning specified in Section 7.5.

“Intellectual Property” shall mean (i) all intellectual property, industrial property, proprietary and similar rights in any jurisdiction owned or held for use under license, whether or not subject to statutory registration or protection, and whether now known or hereafter recognized in any jurisdiction, including such rights in and to: (A) Trademarks; (B) inventions and discoveries (whether or not reduced to practice), all improvements thereto, all patents (including utility and design patents, industrial designs and utility models), registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reissues and re-examinations thereof; (C) published and unpublished works of authorship (including databases and other compilations of information, computer and electronic data processing programs, software, both source code and object code, flow charts, diagrams, descriptive texts and similar items), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; (D) trade secrets, confidential business and technical information and any other confidential information (including ideas, research and development, know-how, formulae, drawings, prototypes, models, designs, technology, compositions, manufacturing, production and other processes and techniques, schematics, technical data, engineering, production and other designs, drawings, engineering notebooks, industrial models, software and specifications, business methods, customer lists, representative lists and supplier lists, and any other information meeting the definition of a trade secret under the Uniform Trade Secrets Act or similar laws) and (E) moral rights, design rights, mask works and rights of privacy and publicity; and (ii) in the case of (i)(A) through (i)(E), all benefits, privileges, causes of action and remedies relating to any of the foregoing, whether before or hereafter accrued (including the rights to sue for all past, present or future infringements or other violations of any rights in the assigned and to settle and retain proceeds from any such actions).

“IRA” shall mean an account created by a trust for the benefit of an individual or his or her beneficiary and that complies with the provisions of Section 408 or 408A of the Code.

“Keogh” shall mean an account created by a trust for the benefit of employees (some or all of whom are owner-employees) and that complies with the provisions of Section 401 of the Code.

“Knowledge” shall mean (i) with respect to Purchaser, the actual knowledge, without independent investigation, of the officers of Purchaser listed on Schedule 1.1(e) and (ii) with respect to any Seller Entity, the actual knowledge, without independent investigation, of the officers of such Seller Entity listed on Schedule 1.1(f). For purposes of this definition, an officer shall be deemed to have actual knowledge of facts that would be reasonably expected to come to the attention of such officer in the course of the management reporting practices of Purchaser or a Seller Entity, as applicable.

“Landlord Consent” shall mean the consent (or waiver) of a landlord under a Real Property Lease or ATM Real Property Lease, as applicable, as shall be required pursuant to the terms of such Real Property Lease or ATM Real Property Lease, as applicable, to assign or sublease the subject Business Premises or ATM, as applicable, to Purchaser or its designated Subsidiary.

“Letter of Credit” shall mean any letter of credit, including any standby letter of credit, issued by Seller in connection with the Transferred Business.

“Liabilities” shall mean any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“License Agreement” shall mean the license agreement between the relevant Seller Entity or Affiliate of Seller and Purchaser, substantially in the form attached as Exhibit B hereto, with such changes as the parties may agree.

“Lien” shall mean any mortgage, deed of trust, easement, declaration, restriction, pledge, hypothecation, assignment, deposit arrangement, option, equity interest, encumbrance, lien (statutory or other), preference, participation interest, priority or other security agreement or preferential arrangement of any kind or nature whatsoever relating to that property, including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing and the filing of any financing statement under the UCC or comparable law of any jurisdiction to evidence any of the foregoing; provided, however, that no Lien shall be deemed to be created by this Agreement.

“Liquidity Payment” shall have the meaning specified in Section 3.1(b)(2)(ii).

“Loans” shall mean all loans or other extensions of credit, including, but not limited to, loans which have been partially charged off, interests in loan participations and assignments, customer liabilities on bankers acceptances as well as legally binding commitments and obligations to extend credit (including any unfunded or partially funded revolving loans, lines of credit, overdraft lines of credit and courtesy extensions or similar arrangements, and including short-term municipal investments (such as bond anticipation notes and revenue anticipation notes)), excluding (i) any loans made by Seller or its Subsidiaries to Seller or any of its Affiliates and (ii) Student Loans.

“Losses” shall have the meaning specified in Section 13.2(a).

“Material Adverse Effect” shall mean any circumstance or change in or effect on the Purchased Assets or the Assumed Liabilities that, individually or in the aggregate, with all other circumstances, changes or effects is materially adverse to, or would reasonably be expected to have a materially adverse effect on (a) the business, assets, properties, operations, results of operations or financial condition of the Purchased Assets or Transferred Business, taken as a whole (provided, however, that with respect to this clause (a) “Material Adverse Effect” shall not include effects to the extent resulting from (i) changes after the date of this Agreement in general economic, legal, regulatory or political conditions (including the outbreak or escalation of hostilities or acts of terrorism to the extent not directly impacting Purchased Assets or facilities or systems of the Transferred Business); (ii) changes after the date of this Agreement in general financial and capital market conditions, including changes generally in prevailing interest rates; (iii) changes after the date of this Agreement in general industry conditions affecting financial institutions, including banks and broker-dealers; (iv) changes after the date of this Agreement in law, International Financial Reporting Standards, GAAP or regulatory accounting principles, or authoritative interpretations thereof; (v) any action or omission required to be taken or omitted to be taken pursuant to the express terms of this Agreement; and (vi) the public announcement of this Agreement, including the impact thereof on customers, suppliers and employees and others having business relationships with the Banking Centers and, in the case of clauses (i) through (iv), only to the extent that such items do not have a disproportionate adverse effect on the Seller, the Purchased Assets, the Assumed Liabilities or the Transferred Business, taken as a whole); or (b) the ability of the Seller to perform its obligations under this Agreement or the other Transaction Documents, or timely consummate the transactions contemplated hereby and thereby.

“Middle-Market and Large Corporate Banking Business” shall mean the business of providing Banking Related Services to Specified Enterprises, including existing and future Relationships with Specified Enterprises.

“Necessary Permits” shall have the meaning specified in Section 5.16.

“Net Book Value” shall mean the book value net of any associated allowance, reserve or other contra-asset account, as reflected in the applicable Seller Entity’s books and records, determined in accordance with GAAP consistently applied; provided, however, that no Federal, state, local, or foreign income tax assets or tax liabilities shall be reflected.

“Non-Competition Period” shall have the meaning specified in Section 7.9(a).

“Non-Income Taxes” shall mean Taxes other than Income Taxes.

“Nonperforming Loan” shall mean, as of the Close of Business on the Closing Date, (a) any Loan or (b) any receivable associated with the Purchased Credit Card Accounts and Receivables, in either case with respect to which (i) any principal or interest on such loan or receivable shall be due and unpaid by the obligor thereunder for sixty (60) days or more prior to the Closing Date (other than loans guaranteed by the Veterans’ Administration or the Federal Housing Administration), (ii) an obligor has filed or has had filed against such obligor proceedings in bankruptcy, trusteeship or receivership, (iii) the loans or receivables have been completely charged off, (iv) the balance is no longer owed by the obligor whether or not as a result of a settlement agreement between the obligor and Seller or any of its Subsidiaries or (v) in the case of a mortgage loan, the loan has been repurchased by Seller or any of its Subsidiaries.

“Notice Period” shall have the meaning specified in Section 13.4(a).

“One HSBC Center Lease” shall mean the Lease, dated November 16, 1972, between CC&F Buffalo Development Co., Inc. (Landlord) and Marine Midland Bank–Western (Tenant).

“Outside Date” shall mean April 30, 2012, provided, that if on the Outside Date all conditions to closing contained in Article XI that are capable of being completed prior to the Closing Date, other than the receipt of the Required Government Approvals, have been satisfied or waived, Seller may, in its sole discretion, upon written notice to Purchaser, automatically extend the Outside Date to July 31, 2012. If Seller elects to extend the Outside Date, all references in this Agreement to the “Outside Date” will be to the Outside Date as extended.

“Parent” shall mean First Niagara Financial Group Inc.

“Permitted Liens” shall mean (i) Liens for Taxes, assessments or governmental charges or levies not yet due and payable or which although delinquent can be paid without penalty or are being contested in good faith by appropriate proceedings and for which adequate provision has been made on Seller’s books and records; (ii) Liens resulting from a filing by a lessor as a precautionary filing for a lease; (iii) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens and other similar liens arising in the ordinary course which secure payment of obligations not more than thirty (30) days past due or which are being contested in good faith by appropriate proceedings and for which adequate provision has been made on Seller’s books and records; (iv) purchase money security interests for the purchase or leasing of office equipment, computers, vehicles and other items of tangible personal property so long as the existence of such lease or other financing arrangement has been disclosed to the party to whom the applicable representation is made by express reference in the Disclosure Schedule and for which adequate provision has been made on Seller’s books and records; (v) in the case of real property, zoning, building, subdivision, environmental regulations, entitlement or other land use regulations; (vi) in the case of real property, easements, quasi-easements, encumbrances, licenses, covenants, rights-of-way, rights of re-entry or other restrictions, including any other agreements, conditions or restrictions or Liens, that would be shown by a current title report or any conditions that would be shown by a current survey or physical inspection; and (vii) any other Liens affecting the Purchased Assets which do not impede the ownership, operation or value of such Purchased Assets, taken as a whole, in any material respect.

“Person” shall mean an individual, a corporation, a partnership, an association, a limited liability company, a Government Entity, a trust or other entity or organization.

“Personal Property Leases” shall have the meaning specified in Section 2.1(a)(4).

“Post-Closing Period” shall mean any taxable period (or portion thereof) beginning after a Closing Date.

“Pre-Closing Period” shall mean any taxable period (or portion thereof) ending on (and including) a Closing Date or ending prior to a Closing Date.

“Premium” shall have the meaning specified in Section 3.1(b)(2)(i).

“Prepaid Expenses” shall have the meaning specified in Section 2.1(a)(15).

“Previously Disclosed” means, as of any given date, that the existence of a fact or condition was disclosed by one party to the other party through a Disclosure Schedule.

“Primary Closing” shall have the meaning specified in Section 4.1

“Primary Closing Date” shall have the meaning specified in Section 4.1

“Private Banking Business” shall mean the business of providing private banking and personal trust and investment services (including, but not limited to, brokerage, custody, insurance, investment banking, financial planning, estate planning, tax planning, liquidity management, lending, investment advisory, asset management and trust and fiduciary services) and Banking Related Services to Persons (including their Related Persons) with at least four million dollars ($4,000,000) in total investible assets or classified, as of the date hereof, as “Private Bank” customers pursuant to Seller’s internal customer classifications.

“Purchased Assets” shall have the meaning specified in Section 2.1(a).

“Purchased ATMs” shall have the meaning specified in Section 2.1(a)(5).

“Purchased Credit Card Accounts and Receivables” shall mean the accounts and Receivables related to the general purpose and small business credit cards issued by Seller or an Affiliate of Seller to Banking Center Customers or other customers whose account address is located within the Designated Footprint, in each case, that are listed on Schedule 1.1(g) (as updated pursuant to Section 7.13). The parties agree that no

Nonperforming Loans will be included in the Purchased Credit Card Accounts and Receivables.

“Purchased Loans” shall have the meaning specified in Section 2.1(a)(6).

“Purchased Overdrafts” shall mean overdrafts (whether specifically extended or courtesy) of the book balance of any accounts listed on Schedule 1.1(h) (as updated pursuant to Section 7.13).

“Purchased Personal Property” shall have the meaning specified in Section 2.1(a)(3).

“Purchased Real Property” shall have the meaning specified in Section 2.1(a)(1).

“Purchaser” shall have the meaning specified in the Preamble.

“Purchaser Final Purchase Obligation” shall have the meaning specified in Section 4.1.

“Purchaser Final Purchase Obligation Closing” shall have the meaning specified in Section 4.1.

“Purchaser Final Purchase Obligation Date” shall have the meaning specified in Section 4.1.

“Purchaser Indemnified Parties” shall have the meaning specified in Section 13.2(a).

“Purchaser Objection” shall have the meaning specified in Section 3.3(c).

“Purchaser Regulatory Approvals” shall have the meaning specified in Section 6.3.

“Real Property Leases” shall have the meaning specified in Section 2.1(a)(2).

“Receivables” shall mean any amount posted as owing by an obligor under any credit card account, including any amounts owing for the payment of goods and services (including Debt Protection Services and Enhancements), cash advances, cash advance fees, access check fees, annual card membership fees, Accrued Interest and Fees and any other fee, expense or charge of every nature, kind and description whatsoever, less any amount owed by Seller or any of its Affiliates to the obligor as a credit balance, but only to the extent that such amounts owed by the obligor are owned by Seller or its Affiliates.

“Regulatory Approvals” shall mean, collectively, the Seller Regulatory Approvals and the Purchaser Regulatory Approvals.

“Related Person” shall mean, with respect to a Person, any other Person that is (i) an Affiliate of such Person, (ii) established for the benefit of such Person, or (iii) a member of such Person’s immediate family.

“Relationships” shall mean any existing and future banking or other financial relationships with an identified Person or group of Persons and their Related Persons, including, but not limited to, any deposit, lending, investment, investment banking, asset management or financial advisory relationships and any accounts related thereto.

“Release” shall mean any release, migration, seepage, discharge, or disposal into the Environment, including, without limitation, as any of the foregoing may be defined in or pursuant to any Environmental Laws.

“Remedial Action” shall have the meaning specified in Section 7.2(b).

“Remedial Sales” shall mean divestitures of deposit liabilities and Banking Centers together with related assets and liabilities required as a condition to obtaining Regulatory Approvals.

“Required Government Approvals” shall have the meaning specified in Section 11.1(b).

“Restricted Entities” shall have the meaning specified in Section 7.9(a).

“Retained Businesses” shall mean the following businesses (wherever conducted, including within the Designated Footprint) and the current and future Relationships associated therewith: (i) the Middle-Market and Large Corporate Banking Business, (ii) the Private Banking Business, (iii) the Student Loan Business, and (iv) the Direct Banking Business. “Retained Businesses” shall also include the business of providing other financial services (including Banking Related Services) to customers of such Retained Businesses and their Related Persons.

“Retained Employees” shall mean those employees of the Seller Entities or any of their Affiliates that will not or do not become Transferred Business Employees on the Closing Date.

“Safe Deposit Agreements” shall have the meaning specified in Section 2.1(a)(7).

“SBA” shall mean the United States Small Business Administration.

“SBA Loan” shall mean a Purchased Loan that is secured by an SBA guaranty whether in whole or in part; provided that no SBA Loan shall be considered a Purchased Loan unless and until such time as any required third-party (including the SBA) consents related to the transfer of such SBA Loan have been obtained.

“Secondary Sale Purchaser” shall mean a purchaser in an Elective Sale or in a Remedial Sale.

“Secondary Sale” shall mean an Elective Sale or a Remedial Sale.

“Secondary Sale Closing” shall mean a closing with respect to an Elective Sale or a Remedial Sale.

“Secondary Sale Closing Date” shall mean the date of a Secondary Sale Closing.

“Self-Regulatory Organization” shall mean FINRA, the National Futures Association, the Chicago Board of Trade, the New York Stock Exchange, any national securities exchange (as defined in the Securities Exchange Act of 1934, as amended), any other securities exchange, futures exchange, contract market, any other exchange or corporation or similar self-regulatory body or organization.

“Seller” shall have the meaning specified in the Preamble.

“Seller Approvals” shall have the meaning specified in Section 5.3.

“Seller Entities” shall mean individually, or collectively, as applicable in the context used, Seller, HSI and HTSI; provided, however, that, notwithstanding anything to the contrary contained in this Agreement, the parties understand and agree that: (i) HSI is a party to this Agreement only with respect to, and to the extent of, the Transferred Wealth Management Relationships, the Wealth Management Business or any Purchased Assets held by HSI or Assumed Liabilities transferred by HSI, and HTSI is a party to this Agreement only with respect to, and to the extent of, any Purchased Assets held by HTSI or Assumed Liabilities transferred by HTSI; and (ii) to the extent any part of this Agreement is applicable to HSI or HTSI, it shall not be applicable to Seller or any Subsidiary of Seller, and vice versa; (iii) in each instance in this Agreement in which the “Seller Entities” (or any “Seller Entity”) state(s), agree(s), represent(s), warrant(s), covenant(s) or agree(s) to provide indemnity, with respect to any item, the parties agree that such statement, agreement, representation, warranty, covenant or indemnity (x) is made solely by HSI to the extent such item or portion of such item relates to the Transferred Wealth Management Relationships, the Wealth Management Business or any Purchased Assets held by HSI or Assumed Liabilities transferred by HSI, and only to such extent, (y) is made solely by HTSI to the extent such item or portion of such item relates to any Purchased Assets held by HTSI or Assumed Liabilities transferred by HTSI, and only to such extent, and (z) is not made by Seller to the extent such item or any portion of such item relates to the Transferred Wealth Management Relationships, the Wealth

Management Business or any Purchased Assets held by HSI or HTSI or Assumed Liabilities transferred by HSI or HTSI; (iv) to the extent any Liability arises under this Agreement, including, but not limited to, under Article XIII, the Seller Entities shall be severally, but not jointly, liable, it being understood, that, with respect to any such Liability, (x) HSI shall be solely responsible for, and responsible only to the extent of, that portion of any Liability attributable to the Transferred Wealth Management Relationships, the Wealth Management Business or any Purchased Assets held by HSI or Assumed Liabilities transferred by HSI, or its own obligations under this Agreement, and no other portion of the Transferred Business, the Purchased Assets or the Assumed Liabilities, (y) HTSI shall be solely responsible for, and responsible only to the extent of, that portion of any Purchased Assets held by HTSI or Assumed Liabilities transferred by HTSI, or its own obligations under this Agreement, and no other portion of the Transferred Business, the Purchased Assets or the Assumed Liabilities, and (z) Seller shall in no way be responsible for any portion of any Liability attributable to the Wealth Management Business or any Purchased Assets held by HSI or HTSI or Assumed Liabilities transferred by HSI or HTSI or any obligations of HSI or HTSI under this Agreement.

“Seller Entity Names” shall mean the names “HSBC,” “HSBC Premier,” the hexagon logo and any Trademark, name or logo related thereto, or employing the word “HSBC,” “HSBC Premier,” the hexagon logo or any derivation, variation, translation or adaptation thereof, and any Trademark, word, name or logo confusingly similar thereto or embodying any of the foregoing, whether alone or in combination with any other words, names, logos or trademarks, and whether registered or unregistered, including, but not limited to, the items listed on Schedule 2.1(b)(6).

“Seller Indemnified Parties” shall have the meaning specified in Section 13.3(a).

“Seller Entity Name License” shall have the meaning specified in Section 8.7(b).

“Seller Regulatory Approvals” shall have the meaning specified in Section 5.3.

“Seller’s Savings Plan” shall have the meaning specified in Section 9.1(e)

“Signage” shall mean any proprietary display, including a display bearing a Seller Entity Name, used by any Seller Entity or its Affiliates at the Banking Centers to identify the applicable Seller Entity’s or its Affiliates’ place(s) of business or to advertise any Seller Entity’s or its Affiliates’ products, services or brand.

“Specified Enterprise” shall mean (x) a business organization that (i) had annual revenues greater than thirty million dollars ($30,000,000) in any of its last five (5) fiscal years and any Affiliate of such a business organization; (ii) is a business organization or an Affiliate of a business organization whose head office is located outside of the United States; (iii) had annual revenues greater than fifteen million dollars ($15,000,000), at least thirty percent (30%) of which in any of the last five (5) fiscal years was attributable to activities outside of the United States or sales to Persons located outside of the United States; (iv) has a Relationship with any non-U.S. Affiliate of the Seller Entities; or (v) is classified, as of the date hereof, as a “Middle Market Enterprise” or a “Global Banking and Markets” customer pursuant to Seller’s internal customer classifications; or (y) a Person listed on Schedule 1.1(k).

“Student Loan Business” shall mean the business of making Student Loans to any Person, regardless of location.

“Student Loans” shall mean loans under the Federal Family Education Loan Program authorized by Part B, Title IV of the Higher Education Act of 1965, as amended or under the Department of Education’s Direct Loan Program (including the published rules, regulations and interpretations of the Department of Education thereunder or thereof) or any other similar federal, state or private loans, including, but not limited to, private or alternative loans (such as undergraduate loans, graduate loans, health professional loans and continuing education loans).

“Sublease Agreement” shall have the meaning specified in Section 8.2(b).

“Subsidiary” of a Person shall mean any other Person, of which such Person, directly or indirectly, owns securities or other ownership interest having (i) a majority of the economic interests of such entity or (ii) the ordinary voting power to elect a majority of the board of directors or such Person performing similar functions.

“Tax” shall mean any tax of any kind, including any federal, state, local and foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value added, estimated, stamp, alternative or add-on minimum, environmental, withholding and any other tax or like assessment, together with all interest, penalties and additions imposed with respect to such amounts and including any obligation to indemnify or otherwise assume or succeed to the tax liability of any other Person.

“Tax Return” shall mean any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any Taxing Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” shall mean any Governmental Entity having or purporting to exercise jurisdiction with respect to any Tax.

“Third-Party Claim” shall have the meaning specified in Section 13.4(a).

“Trademarks” shall mean trademarks, service marks, certification marks, collective marks, Internet domain names, e-mail addresses, logos, product names and slogans, symbols, trade dress, assumed names, fictitious names, trade names, d/b/a’s, brand names, business names, corporate names and any and every other form of trade identity and other indicia of origin, whether registered or unregistered, all applications and registrations for the foregoing, including all renewals of same, and all goodwill associated therewith and symbolized thereby.

“Transfer Taxes” shall mean all U.S. federal, state and local and all foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed in connection with the transfer of the Transferred Business as contemplated under this Agreement, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Transferred Business” shall mean the following businesses, in each case as conducted as of the date hereof by the Seller Entities or any of their respective Subsidiaries through the Banking Centers: (i) the consumer banking business serving the retail market (including deposit taking, lending, securities brokerage, insurance brokerage and other consumer banking business conducted in the Banking Centers), including the business relating to the Assumed Deposits, Purchased Loans and Purchased Credit Card Accounts and Receivables; (ii) Business Banking; (iii) the Wealth Management Business; and (iv) the other business and operations conducted in or through the Banking Centers; provided, however, that the term “Transferred Business” shall not include any operations primarily related to the Retained Businesses.

“Transferred Business Banking Relationships” shall mean the Business Banking Relationships held by Seller and its Subsidiaries that are listed on Schedule 1.1(l) (as updated pursuant to Section 7.13).

“Transferred Business Employees” shall mean the Business Employees and the Affiliated Employees who accept Purchaser’s offer of employment.

“Transferred Wealth Management Relationships” shall mean the Relationships listed on Schedule 1.1(m), as well as all assets under management associated with each of such Relationships.

“Transition Coordinators” shall have the meaning specified in Section 7.8.

“Transition Services Agreement” shall mean the Transition Services Agreement between Seller, HSI, HTSI and Purchaser, dated as of July 30, 2011, and attached as Exhibit A.

“Transitional Period” shall have the meaning specified in Section 8.7(b).

“UCC” shall mean the Uniform Commercial Code, as in effect in New York State or any other applicable state.

“Update Date” shall have the meaning specific in Section 7.13(a).

“WARN Act” shall mean the federal Worker Adjustment and Retraining Notification Act, as amended, or any similar state, local, or foreign laws with respect to any event affecting Business Employees or Affiliated Employees.

“Wealth Management Business” shall mean the business of providing financial planning, insurance, investment advisory and similar services through financial advisors or licensed bankers located in the Banking Centers (regardless of where the customer is located), other than to Retained Employees.

“Wealth Management Employees” shall have the meaning specified in Section 5.17(a).

Section 1.2 Interpretation. (a) Unless the context otherwise requires:

(1) references herein to specific Articles, Sections, Subsections, Exhibits or Schedules shall refer, respectively, to Articles, Sections, Subsections, Exhibits or Schedules of this Agreement;

(2) references to any agreement or other document are to such agreement or document as amended, modified, supplemented or replaced from time to time;

(3) references to any statute or regulation refer to such statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any Section of any statute or regulation include any successor to such section;

(4) references to any Government Entity include any successor to such Government Entity;

(5) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(6) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(7) the terms “Dollars” and “$” mean U.S. Dollars;

(8) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”; and

(9) references herein to any gender include the other gender.

(b) The table of contents and headings contained in this Agreement are for reference purposes only and do not limit or otherwise affect any of the provisions of this Agreement.

(c) The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

PURCHASE AND SALE OF PURCHASED ASSETS AND ASSIGNMENT AND

ASSUMPTION OF ASSUMED LIABILITIES

Section 2.1 Purchase and Sale of Transferred Business. (a) Purchased Assets. At the Closing, and subject to the terms and conditions set forth herein, the applicable Seller Entity will sell, assign, transfer, convey and deliver, or cause one or more of its Subsidiaries to sell, assign, transfer, convey and deliver, free and clear of Liens (other than Permitted Liens) to Purchaser, and Purchaser will purchase, acquire and accept from each applicable Seller Entity or its applicable Subsidiaries, all right, title, interest and obligations of each applicable Seller Entity or its applicable Subsidiaries in, to, and under all of the following assets, properties, rights, Contracts and claims of each applicable Seller Entity or its applicable Subsidiaries, wherever located, whether tangible or intangible, real, personal or mixed (the “Purchased Assets”):

(1) the real property listed on Schedule 2.1(a)(1) and related improvements and fixtures, together with all assignable real property rights, benefits and appurtenances pertaining thereto (the “Purchased Real Property”);

(2) subject to the receipt of any required third-party consents, the real property leases, subleases, licenses or other Contracts listed on Schedule 2.1(a)(2) (the “Real Property Leases”);

(3) the furniture, equipment, materials and supplies owned by the Seller Entities and their respective Subsidiaries as of the Closing Date and located at the Business Premises, but excluding all proprietary systems or proprietary materials located in the Banking Premises (collectively, the “Purchased Personal Property”);

(4) subject to the receipt of any required third-party consents, the leases, subleases, licenses or other contracts associated with the furniture, equipment, materials and supplies leased by the Seller Entities and their respective Subsidiaries as of the Closing Date and located at the Business Premises (collectively, the “Personal Property Leases”);

(5) (i) the ATM units and the real property on which such ATMs are located that are owned by Seller or any of its Subsidiaries in connection with the Transferred Business, a list of which, as of the date hereof, is set forth on Schedule 2.1(a)(5)(i) (the “Purchased ATMs”), and (ii) subject to the receipt of any required third-party consents, all of Seller’s or Seller’s Subsidiaries’ rights with respect to the leases, subleases, licenses or other contracts pursuant to which Seller or any of its Subsidiaries leases real property on which ATMs are located, in connection with the Transferred Business, a list of which leases, as of the date hereof, is set forth on Schedule 2.1(a)(5)(ii) (the “ATM Real Property Leases”);

(6) the Loans (including any servicing and other rights relating thereto of Seller or any of its Subsidiaries) made or purchased by Seller or any of its Subsidiaries in connection with the Transferred Business that are listed on Schedule 2.1(a)(6), together with all Contracts evidencing or executed and delivered in connection with such Loans and including all obligations to make additional extensions of credit thereunder and all related collateral, excluding Nonperforming Loans (collectively, the “Purchased Loans”). The parties agree that no Nonperforming Loans shall be included in the Purchased Loans;

(7) all safe deposit Contracts and leases for safe deposit boxes located at the Banking Centers (the “Safe Deposit Agreements”);

(8) the CRA-eligible loans, other than any Nonperforming Loans, listed on Schedule 2.1(a)(8) (the “CRA Assets”);

(9) subject to the receipt of any required third-party consents the Letters of Credit issued by Seller or any of its Subsidiaries that are listed on, Schedule 2.1(a)(9) together with all reimbursement agreements and related documents (including, but not limited to, any collateral documents) with respect to the Assumed Letters of Credit and all collateral in the possession of or otherwise granted to Seller or any Affiliate of Seller in connection therewith (collectively, the “Assumed Letters of Credit”).

(10) subject to the receipt of any required third-party consents, the rights of the Seller Entities or their respective Subsidiaries with respect to the operating Contracts under which goods or services are provided exclusively in connection with the Transferred Business as conducted at the Banking Centers (the “Assumed Contracts,” and together with the Real Property Leases, ATM Real Property Leases, Assumed Letters of Credit and Personal Property Leases, the “Assumed Agreements”);

(11) all books, records and other data relating primarily to the Transferred Business, including all files (including suspicious activity reports to the extent permitted by Applicable Law), customer and supplier lists, mailing lists, accounting records, documentation or records primarily relating to the

Transferred Business or the administration of the Assumed Agreements and the Assumed Deposits, real property files with respect to Purchased Real Property and Real Property Leases (including lease documentation, maintenance records, plans and permits, to the extent in the possession of the Seller Entities or any of their respective Subsidiaries), catalogs, printed materials and all technical and other data relating to the Transferred Business other than (i) corporate minute books and, except for Forms W-8 and W-9 and similar tax forms provided to the Seller Entities or any of their respective Subsidiaries by customers of the Transferred Business, income tax records of the Seller Entities or any of their respective Subsidiaries, (ii) personnel files and records and (iii) books and records to the extent relating to accounts that have terminated prior to Closing; provided, however, that the Seller Entities and their respective Subsidiaries shall have the right to retain copies of all such books, records and other data that are part of the Purchased Assets to the extent reasonably necessary for, and solely for use in connection with, tax, regulatory, litigation or other legitimate, non-competitive purposes;

(12) any and all rights of the Seller Entities and their respective Subsidiaries that are by their terms transferrable and that have arisen, or that arise, under or pursuant to warranties, representations, indemnifications, reimbursement agreements, letters of credit, insurance policies to the extent held for the benefit of the Seller Entities and their respective Subsidiaries in connection with the Transferred Business or guaranties in favor of the Seller Entities and their respective Subsidiaries or made for the benefit of the Seller Entities and their respective Subsidiaries by their respective customers, predecessors in interest, suppliers, vendors, or Affiliates of any of the foregoing, to the extent relating to the Purchased Assets or the Assumed Liabilities, in either case with respect to the period following the Closing;

(13) all U.S. cash on hand at the Banking Centers at the Close of Business on the Closing Date, including vault cash, petty cash, tellers’ cash, prepaid postage, bank orders, checks, certified checks and cash equivalents (exclusive of the contents of any safe deposit boxes) located at the Banking Centers, as determined by a cash count to be mutually conducted by Seller and Purchaser but excluding any cash contained in ATMs not physically located at the Banking Centers and cash contained in security vehicles or otherwise maintained in vaults by vendors on behalf of Seller or Seller’s Subsidiaries, whether or not associated with the Transferred Business (the “Cash on Hand”);

(14) accrued income receivable and accounts receivable of the Seller Entities and their respective Subsidiaries to the extent arising from the Transferred Business and existing as of the Closing Date (the “Banking Receivables”), as set forth on the general ledger of the applicable Seller Entity maintained in the ordinary course of business of the Seller Entities in accordance with the internal controls and procedures of the Seller Entities, consistently applied.

(15) all prepaid charges and fees of the Seller Entities and their respective Subsidiaries to the extent arising in the Transferred Business and existing as of the Closing Date (the “Prepaid Expenses”), as set forth on the general ledger of the applicable Seller Entity maintained in the ordinary course of business of the Seller Entities in accordance with the internal controls and procedures of the Seller Entities, consistently applied;

(16) the Purchased Overdrafts;

(17) subject to the receipt of any required third-party consents, any income, commissions, compensation or allowances receivable or payable after the Closing Date in respect of annuities (including additional premium payments thereto after the Closing Date) and interests in mutual funds sold by the Seller Entities or any of their respective Subsidiaries in the conduct or operation of the Transferred Business on or prior to the Close of Business on the Closing Date;

(18) the benefits, rights, rights of action and claims (express or implied) related to the Purchased Assets and Assumed Liabilities acquired and assumed by Purchaser pursuant to the terms of this Agreement;

(19) subject to the receipt of any required third-party consents, the Transferred Wealth Management Relationships and the Transferred Business Banking Relationships; and

(20) the Purchased Credit Card Accounts and Receivables.

(b) Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1(a), Purchaser will not purchase, assume or otherwise acquire, and the Seller Entities and their respective Affiliates will retain all the rights, title and interest in and to, any and all assets of the Seller Entities and their respective Affiliates that are not included in the Purchased Assets (collectively, the “Excluded Assets”), including, by way of example only, the following assets, properties, rights, Contracts and claims, wherever located, whether tangible or intangible, real, personal or mixed:

(1) all assets, properties, rights, Contracts and claims, including Loans and extensions of credit in process, wherever located, whether tangible or intangible, real, personal or mixed, primarily related to the Retained Businesses;

(2) other than the Real Property Leases and ATM Real Property Leases, all leases, subleases, licenses or other Contracts pursuant to which the

Seller Entities or any of their respective Affiliates leases, subleases or licenses real property;

(3) all Nonperforming Loans and Loans to Retained Employees;

(4) the Excluded Contracts and the One HSBC Center Lease;

(5) all assets related to employee benefit arrangements of any Seller Entity or any of their respective Affiliates, including the Employee Plans;

(6) all Intellectual Property of the Seller Entities and their respective Affiliates, including all right, title and interest in and to all proprietary or licensed software, systems or programs or computer software agreements of the Seller Entities and their respective Affiliates, including any rights (ownership, licensed or otherwise) to any of the Seller Entity Names and any other Trademarks of Seller Entities or their respective Affiliates, including those identified on Schedule 2.1(b)(6);

(7) all books, records and other data that cannot, without unreasonable effort or expense, be separated from books and records maintained by the Seller Entities or their respective Affiliates in connection with the Retained Businesses or to the extent that such books, records and other data relate to Excluded Assets, Excluded Liabilities or Business Employees or Affiliated Employees who do not become Transferred Business Employees, and all personnel files and records; provided that, to the extent permitted under, and in accordance with, Section 7.1(b), the Seller Entities shall provide Purchaser with access to any such books, records and other data for which the above-referenced separation would cause the Seller Entities to incur unreasonable effort or expense; and

(8) all licenses, charters, and legal entities of the Seller Entities or their respective Affiliates.

(c) Purchaser understands and agrees that it is purchasing only the Purchased Assets (and assuming only the Assumed Liabilities) specified in this Agreement and, except as may be expressly provided for in this Agreement, Purchaser has no interest in any other Relationship which the Seller Entities or any of their respective Affiliates has or may have with any Banking Center Customer (subject to Section 7.9) or any other customer of any Seller Entity or any of its Affiliates. Purchaser further understands and agrees that each Seller Entity and its Affiliates are retaining any and all rights and claims which any of them may have, including, but not limited to, indemnification or reimbursement rights, with respect to the Purchased Assets and the Assumed Liabilities, to the extent that such rights or claims relate to the conduct of the Transferred Business prior to the Closing Date, unless such rights or claims relate to liabilities, duties, responsibilities and obligations of any Seller Entity or any of its Affiliates arising or accruing on or prior to the Closing Date which are included in the Assumed Liabilities.

Section 2.2 Assumption of Liabilities. (a) Assumed Liabilities. From and after the Closing, Purchaser will assume, and will pay, perform and discharge as they become due, all of the following liabilities and obligations of the Seller Entities solely to the extent such liabilities and obligations are required to be satisfied, paid or performed after the Closing Date (collectively, the “Assumed Liabilities”):

(1) the Assumed Deposits;

(2) the Assumed Agreements, except for any liability or obligation under such Assumed Agreements (i) to be performed prior to the Closing Date or (ii) arising from a breach of, or default under, any such Assumed Agreements by the Seller Entities or their respective Affiliates;

(3) all liabilities and obligations accruing after the Closing Date that relate to or arise from the employment of the Transferred Business Employees by Purchaser after the Closing Date, including all compensation, benefits, severance, workers’ compensation and welfare benefit claims and employment-related liabilities incurred after the Closing Date;

(4) any Accrued Interest and Fees on the Assumed Deposits, where such Accrued Interest and Fees is not otherwise deducted in determining the Net Book Value of any Purchased Asset;

(5) any Liability, duty or obligation of any nature whatsoever, whether accrued, absolute, primary or secondary, contingent or otherwise, direct or indirect, asserted or unasserted, known or unknown that arises based on the conduct of the Transferred Business after the Closing Date relating to the Transferred Business, the Purchased Assets or the Assumed Liabilities, of whatever kind or nature, primary or secondary, direct or indirect; and

(6) the Card Rewards Liability.

Purchaser’s obligations under this Section 2.2(a) shall not be subject to offset or reduction by reason of any actual or alleged breach of any representation, warranty or covenant contained in this Agreement or any document delivered in connection herewith or any right or alleged right to indemnification hereunder or thereunder. All periodic fees or charges shall be shared on a proportionate basis as of the Closing Date in accordance with Section 3.3(b).

(b) Excluded Liabilities. Notwithstanding anything to the contrary set forth in Section 2.2(a), other than the Assumed Liabilities, neither Purchaser nor any of its Subsidiaries will assume or be bound by any Liability, duty or obligation of any of the Seller Entities or any of their respective Affiliates, and the Seller Entities and their respective Affiliates shall retain all Liabilities, duties and obligations other than the Assumed Liabilities (collectively, the “Excluded Liabilities”), including, by way of example only, the following Liabilities of the Seller Entities and their respective Affiliates:

(1) any Liability, duty or obligation of any of the Seller Entities or their respective Affiliates of any nature whatsoever, whether accrued, absolute, primary or secondary, contingent or otherwise, direct or indirect, asserted or unasserted, known or unknown, that is primarily related to the Retained Business;

(2) any Liability, duty or obligation of any of the Seller Entities or their respective Affiliates of any nature whatsoever, whether accrued, absolute, contingent or otherwise, asserted or unasserted, known or unknown, to the extent relating to or arising from or in connection with any Excluded Asset;

(3) the Excluded Deposits;

(4) the One HSBC Center Lease;

(5) any compensation or benefit Liabilities to Business Employees or Affiliated Employees with respect to services provided to Seller or its Affiliates prior to the Closing Date (including, without limitation, all liabilities for accrued but unused paid time off) and any Liabilities under the Employee Plans, incurred prior to the Closing Date, whether or not such claims are submitted for payment or reimbursement on or before the Closing Date, except to the extent otherwise provided under Section 9.1;

(6) any Controlled Group Liability arising under any Employee Plan or any employee benefit plan sponsored, maintained or contributed to or by any current or former ERISA Affiliate of the Seller Entities or any of their respective Subsidiaries; and

(7) any liability for Excluded Taxes (whether or not relating to the Transferred Business).

Notwithstanding anything in Section 13.9 to the contrary, in no event shall Article XIII limit the retention by the Seller Entities of Excluded Liabilities as between Purchaser and the Seller Entities.

Section 2.3 Sale and Transfer of Servicing. Purchased Loans and Purchased Credit Card Accounts and Receivables shall be sold on a servicing-released basis (and without limitation, any related escrow deposits shall be transferred to Purchaser). As of the Closing Date, all rights, obligations, liabilities and responsibilities with respect to the servicing of the Purchased Loans and Purchased Credit Card Accounts and Receivables after the Closing Date will be assumed by Purchaser.

Section 2.4 Effect of Multiple Closings. The provisions of this Article II shall be applied to each Closing mutatis mutandis to effect the transfer of the Transferred Business, including the Purchased Assets and Assumed Liabilities, being conveyed at such Closing.

Section 2.5 Effect of Secondary Sales. As between Purchaser and the Seller Entities, a Secondary Sale to a Secondary Sale Purchaser shall not diminish the rights of Purchaser under this Agreement, the obligations of Purchaser under this Agreement to the Seller Entities, the rights of the Seller Entities under this Agreement or the obligations of the Seller Entities under this Agreement to Purchaser, in each case with respect to the Transferred Business, the Purchased Assets and the Assumed Liabilities sold, assigned, transferred, conveyed, delivered and assumed, as applicable, in such Secondary Sale, and the parties shall cooperate reasonably to effect the foregoing.

ARTICLE III

CLOSING PAYMENT AND ADJUSTMENTS

Section 3.1 Closing Payment. (a) On each Closing Date, Purchaser shall acquire the applicable Purchased Assets and shall assume the Assumed Liabilities associated with such Closing, as appropriate.

(b) Pursuant to Section 3.2(b), on each Closing Date, the Seller Entities shall pay, or cause to be paid, to Purchaser (or, in the event that the payment calculated pursuant hereto is a negative number, Purchaser shall pay to Seller (for the credit of the applicable Seller Entity) the absolute value of such figure) by electronic wire transfer in an amount in U.S. dollars (the “Closing Payment”) equal to:

(1) an amount equal to the aggregate Net Book Value, as set forth on the Closing Statement (as defined in Section 3.2(a)), of the sum of (i) the Assumed Deposits, plus Accrued Interest and Fees thereon and (ii) the other Assumed Liabilities, MINUS

(2) an amount (the “Aggregate Asset Amount”) equal to the sum of the following, as set forth on the Closing Statement (as defined in Section 3.2(a)):

(i) at the Primary Closing only, an amount (the “Premium”) equal to six and sixty-seven hundredths percent (6.67%) of the Deposit Balance as of such Closing Date; PLUS

(ii) at each Closing relating to a Secondary Sale and/or the Purchaser Final Purchase Obligation, an amount equal to seventy-two basis points (0.72%) annually, calculated on an actual/365 basis, of one-half of the sum of the Deposit Balance as of the date that is two months after the Primary Closing Date and the Deposit Balance as of such Secondary Sale Closing Date or Purchaser Final Purchase Obligation Closing Date (the “Liquidity Payment”), provided that the sum of the Liquidity Payment and the Premium shall not exceed five billion dollars ($5,000,000,000); PLUS

(iii) the aggregate face amount of Cash on Hand as of the Close of Business on the Closing Date; PLUS

(iv) the aggregate Appraised Value of the Purchased Real Property; PLUS

(v) the sum of the aggregate Net Book Values, as of the Close of Business on the Closing Date, of each of the following: the Purchased Personal Property; the Purchased ATMs; the Purchased Loans, the Purchased Overdrafts, the Purchased Credit Card Accounts and Receivables, in each case, plus Accrued Interest thereon; the Assumed Letters of Credit; and the Prepaid Expenses;

(vi) in each case of clauses (ii) through (v), with respect to the assets being sold and liabilities being transferred at such Closing.

(c) The provisions of Sections 3.1(a) and 3.1(b) shall be construed to apply to the Primary Closing , each Secondary Sale Closing and the Purchaser Final Purchase Obligation Closing, using the same methodologies as provided for therein, except that at the Primary Closing, the Premium shall be computed as provided for in Section 3.1(b)(2)(i) and paid in full and shall thereafter be disregarded in calculating a Closing Payment.

(d) The parties agree that the commercial intention of the calculation of the Closing Payment as set out in this Section 3.1 is that the Transferred Business sold pursuant to this Agreement has sufficient assets (cash or otherwise) to cover its liabilities in consideration for the transfer of which the Purchaser will pay the Premium.

Section 3.2 Closing Statement and Closing Payment. (a) Closing Statement. For each Closing, Seller shall prepare a statement substantially in the form of Exhibit 3.2 (a “Closing Statement”) showing the Aggregate Asset Amount and the calculation thereof, reflecting the Purchased Assets and Assumed Liabilities, as of the Update Date (the “Closing Statement Date”).

(b) Closing Payment. At each Closing, the Seller Entities agree to pay to Purchaser (or, if applicable, Purchaser agrees to pay to Seller for the account of the applicable Seller Entity) the Closing Payment, calculated pursuant to Section 3.1(b) and Section 3.1(c), as reflected on the applicable Closing Statement. The amount paid at each Closing shall be subject to subsequent adjustment based on the applicable Final Closing Statement, prepared pursuant to Section 3.3.

Section 3.3 Final Closing Statement, Allocation of Fees and Expenses, and Post-Closing Adjustment. (a) Final Closing Statement. Not later than thirty (30) Business Days after a Closing Date, the Seller Entities shall deliver to Purchaser a statement, as of the Close of Business on the applicable Closing Date, and prepared in accordance with GAAP applied consistently with the practices used in the preparation of the applicable Closing Statement except as and to the extent that this Agreement provides for different valuation methodologies for particular categories of Purchased Assets and Assumed Liabilities, showing the Aggregate Asset Amount and the calculation thereof, reflecting the Purchased Assets and Assumed Liabilities, as of the Close of Business on the applicable Closing Date (as reflected on the applicable Final Schedules), and reflecting such other adjustments as are appropriate in accordance with Section 3.3(b) (each, a “Final Closing Statement”). Seller shall afford Purchaser and its accountants and attorneys the opportunity to review all work papers and documentation used by Seller in preparing each Final Closing Statement.

(b) Allocation of Fees and Expenses. Except as otherwise provided herein, to effect the intention of the parties that the economics of the Transferred Business (except to the extent of the Banking Receivables and the Prepaid Expenses purchased by Purchaser pursuant to Section 2.1(a)(14) and Section 2.1(a)(15), respectively) shall be for the account of the applicable Seller Entity up to the Close of Business on the Closing Date and thereafter shall be for the account of Purchaser, all fees and expenses with respect to the Transferred Business that related to both the period before and the period after the Closing Date, shall be prorated between Purchaser, on the one hand, and the applicable Seller Entity, on the other hand, based on the full amount of the latest available bills or statements on the basis of a three hundred sixty-five (365)-day calendar year (except to the extent accrued on a three hundred sixty (360)-day calendar year, in which case proration shall be based on a three hundred sixty (360)-day calendar year) as of the Close of Business on the Closing Date. In furtherance of the foregoing, all operating expenses related to the Transferred Business, as the case may be, including, but not limited to, rent, utility, maintenance, and service expenses attributable to operations of the Transferred Business until the Close of Business on the Closing Date shall be paid by and shall be the obligation of the applicable Seller Entity. All of such expenses attributable to operations of the Transferred Business after the Close of Business on the Closing Date shall be paid by and be the obligation of Purchaser. All real and personal property, use and other Taxes imposed on a time basis with respect to the Transferred Business shall be prorated between Purchaser, on the one hand, and the applicable Seller Entity, on the other hand, in the same manner based on the full amount of the Tax for the relevant period, unless such amount is not reasonably ascertainable, in which case the full amount of the Tax for the prior period shall be used. Any rental income from subtenants or other third-party occupants of real property shall also be prorated between Purchaser, on the one hand, and the applicable Seller Entity, on the other hand, as of the Close of Business on the Closing Date. To the extent that any Tax, fees or expenses described in this Section 3.3(b) are not discovered or the actual amount thereof is not known prior to the final determination of the Final Closing Statement, the parties shall cooperate with one another so that the applicable Seller Entity and Purchaser each pays its appropriate share of any such fee or expense, depending upon whether such fee or expense relates to the period before or after the Close of Business on the Closing Date.

(c) Except as otherwise expressly provided herein, the determination of a Final Closing Statement shall be final and binding on the parties hereto, unless, within thirty (30) days after receipt by Purchaser of such Final Closing Statement, Purchaser shall notify Seller in writing of its disagreement with any amount included therein or omitted therefrom (a “Purchaser Objection”), in which case, if the parties are unable to resolve the disputed items within ten (10) Business Days of the receipt by Seller of notice of such disagreement, such items shall be determined by a nationally recognized independent accounting firm selected by mutual agreement between Seller and Purchaser; provided, however, that in the event the fees of such firm as estimated by such firm would exceed fifty percent (50%) of the net amount in dispute, the parties agree that such firm will not be engaged by either party and that such net amount in dispute will be equally apportioned between the Seller Entities and Purchaser. Such accounting firm shall be instructed to resolve the disputed items within ten (10) Business Days of engagement, to the extent reasonably practicable. The determination of such accounting firm shall be final and binding on the parties hereto. The fees of any such accounting firm shall be divided equally between the Seller Entities and Purchaser.

(d) Not later than the Close of Business on the second (2nd) Business Day following the final determination of a Final Closing Statement, pursuant to Section 3.3(c) (an “Adjustment Payment Date”), the Seller Entities and Purchaser shall effect the transfer of any funds as may be necessary to reflect changes in the Purchased Assets and Assumed Liabilities between the relevant Closing Statement and the Final Closing Statement and resulting changes in the Closing Payment, together with interest thereon computed from the Closing Date up to, but not including, the Adjustment Payment Date, at the Federal Funds Rate; provided, however, that if a Purchaser Objection is timely made, within two (2) Business Days of the date of such Purchaser Objection, the applicable Seller Entity and Purchaser shall effect the transfer of any funds as may be necessary to reflect the undisputed portion of the changes in the Purchased Assets and Assumed Liabilities between the Closing Statement and the Final Closing Statement and resulting adjustments to the Closing Payment, together with interest thereon computed from the Closing Date up to, but not including, the date of such payment at the Federal Funds Rate.

Section 3.4 Allocation of Consideration. (a) Within sixty (60) days after an Adjustment Payment Date, (i) Seller shall prepare and deliver to Purchaser a draft of a statement (an “Allocation Statement”) setting forth its proposed calculation of the aggregate amount of consideration paid by Purchaser, in respect of the Transferred Business conveyed at the relevant Closing, and the proposed allocation in the form required in Section 1060 of the Code of such aggregate amount among the Purchased Assets purchased at the relevant Closing, including the allocation of the proceeds among each Seller Entity. If within thirty (30) days after Purchaser’s receipt of the draft Allocation Statement, Purchaser shall not have objected in writing to such draft statement, then such draft statement shall become the Allocation Statement for such Closing. In the event that Purchaser objects in writing within such thirty- (30) day period, the Seller and Purchaser shall negotiate in good faith to resolve the dispute.

(b) The parties hereto agree to report the allocation of the total consideration among the Purchased Assets in a manner consistent with the Allocation

Statements, and agree to act consistently in the preparation and filing of all Tax Returns (including filing Form 8594 with their respective federal income Tax Returns for each taxable year that includes a relevant Closing Date and any other forms or statements required by the Code, Treasury regulations, the Internal Revenue Service or any applicable state or local Taxing Authority) and in the course of any Tax audit, Tax review or Tax litigation relating thereto; provided that neither the Seller Entities nor any of their respective Affiliates nor Purchaser or any of its Affiliates will be obligated to litigate any challenge to such allocation of the aggregate consideration by a Taxing Authority.

Section 3.5 Tax Treatment. Each of the Seller Entities and Purchaser agrees (i) to treat, for Tax purposes, the Primary Closing and each subsequent Closing as a separate sale of assets from the applicable Seller Entity to Purchaser, (ii) to treat, for Tax purposes, each amount of Premium attributable to the Transferred Business conveyed at a Closing other than the Primary Closing as a prepayment of the Aggregate Asset Amount attributable to such Transferred Business acquired at the relevant Closing and (iii) to report consistently with the treatment described in (i) and (ii) above on their respective U.S. federal, state and local Tax Returns and related correspondences with any Taxing Authority.

Section 3.6 Subsequent Closings. The parties agree to take such actions as are reasonably necessary to apply the calculation and the mechanics of this Article III to each Closing.

ARTICLE IV

THE CLOSING

Section 4.1 Closing Time and Place. The consummation of the transfer of the Transferred Business, including the Purchased Assets and the Assumed Liabilities, and the payment of the Closing Payment, in each case as contemplated by this Agreement, shall take place at a closing (the “Primary Closing”), to be held at 10:00 a.m., New York time, at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, on (i) the last day of a month that is not earlier than the later of January 31, 2012 or the second Business Day following the satisfaction or waiver of all conditions set forth in Article XI (excluding any such conditions that by their nature are to be satisfied at such Closing, but subject to the satisfaction or waiver of such conditions), or (ii) such other date as Purchaser and Seller may agree in writing (in either case, the “Primary Closing Date”) provided that any Secondary Sale Closing and the Purchaser Final Purchase Obligation Closing shall occur as set forth in the last sentence of this Section 4.1. The Primary Closing shall be deemed effective as of 11:59 p.m., New York time, on the Primary Closing Date. If the Primary Closing Date occurs on a day other than a Business Day, any wire transfers that otherwise would have been made on the Primary Closing Date shall be evidenced on the Primary Closing Date through arrangements mutually agreed by the parties, and such wire transfers shall occur on the first Business Day following the Primary Closing Date. Each Secondary Sale Closing shall occur as mutually agreed by Purchaser and Seller, provided, however, that if the transfer of the entirety of the Transferred Business, including all of the Purchased Assets and Assumed Liabilities, has not been consummated prior to July 30, 2012 or such earlier time as may be required pursuant to any Remedial Action, the Purchaser shall effect the purchase of the Transferred Business on the next month-end following such date (such date, the “Purchaser Final Purchase Obligation Date,” such obligation, the “Purchaser Final Purchase Obligation” and the related Closing the “Purchaser Final Purchase Obligation Closing”), subject only to the conditions to the Primary Closing having been satisfied or waived on or prior to the earlier of (x) the Primary Closing Date and (y) the Purchaser Final Purchase Obligation Closing.

Section 4.2 Closing Documents. (a) Deliveries of the Seller Entities. At each Closing, the applicable Seller Entity shall deliver the following documents to Purchaser as relevant to the particular Closing, all of which shall be in a form reasonably satisfactory to Purchaser:

(1) the updated Schedules contemplated by Section 7.13;

(2) solely at the Primary Closing, the officers’ certificates contemplated by Section 11.3(c);

(3) a bargain and sale deed without a covenant against grantor’s acts (or its substantive equivalent) for the Purchased Real Property;

(4) a bill of sale, in substantially the form attached hereto as Exhibit 4.2(a)(4) (the “Bill of Sale”), transferring to Purchaser free and clear of Liens (other than Permitted Liens) all of the right, title and interest of the Seller Entities and their respective Subsidiaries in and to the Purchased Assets;

(5) a duly executed Assignment and Assumption Agreement, in substantially the form attached hereto as Exhibit 4.2(a)(5) (the “Assignment and Assumption Agreement”), assigning the right, title and interest of the Seller Entities and their respective Subsidiaries in and to the Purchased Assets, free and clear of Liens (other than Permitted Liens) and providing for the Assumed Liabilities;

(6) an affidavit pursuant to Section 1445 of the Code certifying to the non-foreign status of each of the Seller Entities and each of their respective Subsidiaries conveying real property located in the United States hereunder;

(7) the Purchased Loans, duly and properly endorsed to Purchaser by Seller, together with all notes, guarantees, agreements and other evidence thereof and all collateral and security interests securing the Purchased Loans in the possession of Seller or its Subsidiaries and all necessary assignments (if applicable, in recordable form), endorsements and other instruments of conveyance as may be necessary under the circumstances; provided that all such assignments, endorsements and other instruments of conveyance shall be without recourse as to collection to Seller;

(8) subject to the relevant provisions of Exhibit A, possession of, or access to, all Credit Documents in whatever form or medium (including imaged documents), all collateral in the custody or possession of Seller or its Subsidiaries, and all funds held in escrow, in each case, relating to the Purchased Loans, the Assumed Letters of Credit or the Purchased Credit Card Accounts and Receivables; and

(9) all other documents and instruments reasonably necessary to (i) transfer the Purchased Assets to Purchaser, (ii) reflect the assumption of the Assumed Liabilities by Purchaser or (iii) effectuate the other transactions to be taken by the Seller Entities contemplated by this Agreement.

(b) Deliveries of Purchaser. At the Closing, Purchaser shall deliver the following documents to the Seller Entities, all of which shall be in form reasonably satisfactory to Seller:

(1) solely at the Primary Closing, the officer’s certificate contemplated by Section 11.2(c) and at any subsequent Closing the officer’s certificate contemplated by Section 11.4(a)(ii);

(2) a duly executed Assignment and Assumption Agreement;

(3) an executed Bill of Sale; and

(4) all other documents and instruments reasonably necessary to (i) receive the Purchased Assets from the Seller Entities or any of their respective Subsidiaries, (ii) assume the Assumed Liabilities from the Seller Entities or any of their respective Subsidiaries or (iii) effectuate the other transactions to be taken by Purchaser contemplated by this Agreement.

Section 4.3 Delivery of Purchased Assets. Seller shall deliver to Purchaser at the Close of Business on a Closing Date (or at such other date if mutually agreed to by Purchaser and Seller) all of the fixed assets and other tangible personal property to the extent not located on or at the Banking Premises (including real property files, Cash on Hand, and keys to safe deposit boxes) constituting Purchased Assets hereunder being purchased at such Closing.

Section 4.4 Subsequent Closings. The parties agree to work in good faith to accomplish the intent of effectuating the Primary Closing, any Secondary Sale Closings and the Purchaser Final Purchase Obligation Closing, as appropriate.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as Previously Disclosed, each Seller Entity, as applicable, severally, and not jointly, represents and warrants to Purchaser, as of the date hereof (or as of such other date as may be expressly provided in any representation or warranty), as follows:

Section 5.1 Organization. Seller is a national banking association duly organized, validly existing and in good standing under the laws of the United States. HSI is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Each Seller Entity or applicable Subsidiary thereof has all requisite corporate power and authority to own the Purchased Assets owned by it and carry on the Transferred Business as currently conducted by it and is duly qualified to do business as a foreign corporation or other entity in (i) the State of New York and (ii) each other jurisdiction where its ownership of the Purchased Assets and the conduct of the Transferred Business as currently conducted by it requires such qualification, except where the failure to be so qualified or be in good standing in such other jurisdiction would not, individually or in the aggregate, have a Material Adverse Effect. Each of the Seller Entities will have a net worth following the Closing Date that is sufficient to enable it to fulfill its obligations under this Agreement.

Section 5.2 Authority; Capacity. Each Seller Entity has the power and authority to enter into and perform this Agreement and any other documents executed pursuant hereto. This Agreement and any other documents or instruments executed pursuant hereto and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of each Seller Entity, and this Agreement and the instruments and documents executed pursuant hereto constitute, or when executed will constitute, the valid and binding obligations of each Seller Entity, enforceable against each Seller Entity in accordance with their terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

Section 5.3 Consents and Approvals. None of the Seller Entities or any of their respective Subsidiaries is required to obtain any order, permit, consent, approval or authorization of, or required to make any declaration or filing with, any Governmental Entity or third party in connection with the execution and delivery of this Agreement and the transactions contemplated hereby, except (i) as may be required pursuant to the Contracts listed on Schedule 5.3(i), (ii) compliance with the applicable requirements of the HSR Act and the approvals or non-objections of the Governmental Entity listed on Schedule 5.3(ii) (the “Seller Regulatory Approvals”) (such approvals contemplated by the foregoing clauses (i) and (ii) being hereafter referred to as the “Seller Approvals”) and (iii)

other consents or approvals, the failure of which to obtain would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

Section 5.4 No Breaches; Defaults. Assuming receipt of the approvals referenced in Section 5.3, the execution and delivery of this Agreement and the instruments and documents executed pursuant hereto by any Seller Entity do not, and the consummation of the transactions contemplated by this Agreement will not (i) result in a breach, violation of or default under any law, rule, regulation, judgment, order, governmental permit or license of to which any Seller Entity or its Subsidiaries is a party or by which it is bound, except such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect or (ii) constitute a breach or violation of or a default under the articles of association, certificate of incorporation or bylaws of any Seller Entity.

Section 5.5 Compliance with Law. Except as disclosed on Schedule 5.5, each Seller Entity and its Subsidiaries: (i) is in compliance in all material respects with Applicable Law applicable to the Purchased Assets, Assumed Liabilities and Transferred Business; (ii) has conducted and is conducting the Transferred Business (including, without limitation, all matters relating to the Business Employees, Affiliated Employees and the Business Premises) in compliance in all material respects with Applicable Law; and (iii) has properly administered in all material respects all accounts within the Transferred Business for which any of them acts as a fiduciary, including accounts for which any of them serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the agreements governing such accounts and Applicable Law, provided that the environmental matters addressed by Section 5.19 shall be governed exclusively by Section 5.19 and not this Section 5.5 and compliance with law matters specifically addressed elsewhere in this Article V shall be governed by such specific representations and not this Section 5.5. Seller received a rating of satisfactory or higher in its most recent examination with respect to the CRA and has no reason to believe that it will not maintain at least a satisfactory rating following its next CRA examination. Purchaser has received no notice of and has no Knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

Section 5.6 Litigation and Related Matters. Except as disclosed on Schedule 5.6, there are no actions, suits, or proceedings, whether civil, criminal or administrative, pending as of the date of this Agreement or, to the Knowledge of any Seller Entity, threatened as of the date of the Agreement related to the Transferred Business, Purchased Assets or Assumed Liabilities, against or affecting any Seller Entity which would (i) reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or (ii) prevent or materially delay the Seller Entities from being able to perform the material obligations of the Seller Entities under this Agreement.

Section 5.7 No Brokers or Finders. Except for J.P. Morgan Securities LLC and HSBC Securities (USA) Inc., whose fees will be paid by Seller or an Affiliate of

Seller, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Seller Entities or any of their respective Affiliates who might be entitled to any fee or commission from the Seller Entities or their respective Affiliates in connection with the transactions contemplated hereby.

Section 5.8 Operations. Since March 31, 2011, and except as otherwise expressly contemplated by this Agreement, the Seller Entities and their respective Subsidiaries have in all material respects conducted the Transferred Business only in, and have not engaged in any material transaction other than in, the ordinary course of business consistent with past practice. Since March 31, 2011, there has not been any event, occurrence or circumstance that has had or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.9 Real Property Leases. (a) Seller has provided Purchaser with true and correct copies of all Real Property Leases and a list of all of the tenants or other occupants of the Business Premises subject to a Real Property Lease as of the date set forth on such list.

(b) Each Real Property Lease is in full force and effect in all material respects, and, neither Seller nor, to Seller’s Knowledge, the landlord is in default under any of its respective obligations thereunder.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither Seller nor any of its Subsidiaries has received any written notice of a condemnation proceeding relating to any real property that is subject to a Real Property Lease that would materially affect a property or its intended use.

Section 5.10 Purchased Real Property. (a) Seller and its applicable Subsidiaries have good and marketable title to the Purchased Real Property, free and clear of all Liens, except for Permitted Liens. On the Closing Date, Seller and its applicable Subsidiaries will convey good and marketable title to the Purchased Real Property free and clear of all Liens, except for Permitted Liens.

(b) Except as disclosed on Schedule 5.10, to the Knowledge of Seller, neither Seller nor any of its Subsidiaries has received any written notice of a condemnation proceeding relating to the Purchased Real Property.

(c) There are no outstanding agreements, options, rights of first refusal or commitments of any nature obligating Seller or any of its Subsidiaries to transfer any of the Purchased Real Property or rights or interests therein to any other Person.

Section 5.11 Assumed Deposits. Seller has the right to transfer or assign each of the Assumed Deposits to Purchaser. The Assumed Deposits have been solicited, originated and administered in accordance with the terms of the respective governing documents and all Applicable Law and regulations, in each case, in all material respects.

The Assumed Deposits are insured by the FDIC to the fullest extent permitted in accordance with the FDI Act and Seller and its Subsidiaries have paid all assessments due thereunder. Each of the agreements relating to the Assumed Deposits is valid, binding, and enforceable upon its respective parties in accordance with its terms except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors’ rights, and by the exercise of judicial discretion in accordance with general principles applicable to equitable and similar remedies.

Section 5.12 Purchased Loans (a) Each Purchased Loan (i) is evidenced by notes, agreements, or other evidences of indebtedness that are true, genuine and what they purport to be, materially complete and correct sets of originals of which (or, to the extent an original is not necessary for the enforcement thereof, true, correct and complete copies thereof) are included in the Credit Documents which will be delivered, or made available, to Purchaser pursuant to Section 2.1(a); (ii) constitutes a legal, valid and binding obligation of the respective borrower(s) or obligor(s), enforceable, to the Knowledge of Seller, by the holder thereof in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, reorganization, liquidation and other similar laws and equitable principles relating to or affecting the enforcement of creditors’ rights generally, (iii) is free from all material claims, defenses, rights of rescission, any discount, allowance, set-off, counterclaim, presently pending bankruptcy or other defenses by the borrower, and (iv) complies in all material respects with Applicable Law, including all applicable lending laws and regulations.

(b) Each Purchased Loan (i) was originated by Seller or a Subsidiary of Seller (or, in the case of a Purchased Loan that was purchased by Seller or a Subsidiary of Seller, by the Person making such Purchased Loan): (x) in the ordinary course of business at the time such Purchased Loan was made; and (y) in accordance with Applicable Law, in all material respects; and (ii) to the extent it is identified as secured in Schedule 2.1(a)(6), is secured by a valid, perfected and enforceable Lien on the secured property described in the applicable security agreement.

(c) Each Purchased Loan has been originated, created, maintained, serviced and administered in all material respects in accordance with (i) Applicable Law; (ii) Seller’s or its applicable Subsidiaries’ written loan servicing and operating procedures as in effect from time to time; and (iii) the respective loan document governing each Purchased Loan.

(d) Immediately following the sale of each Purchased Loan, Purchaser will own such Purchased Loan free and clear of any encumbrance, equity, participation interest, Lien, pledge, charge, claim or security interest.

(e) To Seller’s Knowledge, neither the borrower nor any guarantor of any of the Purchased Loans is in bankruptcy and, there are no facts, circumstances or conditions with respect to any such Purchased Loans, the collateral therefor or the borrower’s credit standing, that could reasonably be expected to cause any such Purchased

Loans to become delinquent or adversely affect the collectability, the value or the marketability of such Purchased Loans.

(f) None of the rights or remedies under the documentation relating to the Purchased Loans has been amended, modified, waived, subordinated or otherwise altered by Seller or any of its Subsidiaries, except as evidenced by a written instrument which is a part of the file with respect to the Purchased Loan and appropriately recorded as necessary to establish all rights of mortgagee into assignee.

(g) Seller may transfer or assign the Purchased Loans to Purchaser without the approval or consent of any obligor thereunder and without creating any breach of any agreement pursuant to which another party has purchased a participating interest in the Purchased Loan.

(h) Subject to obtaining any required consent from any third party, including the SBA, with respect to each SBA Loan that is subject to a guaranty, such guaranty is in full force and effect and is freely transferrable as an incident to the sale of each SBA Loan.

(i) None of the Purchased Loans are serviced by third parties, and there are no obligations, agreements or understandings that could result in any Purchased Loan becoming subject to any such third party servicing.

(j) Except as set forth in this Section 5.12, Seller does not make any representation or warranty to Purchaser relating to the Purchased Loans.

Section 5.13 Purchased Credit Card Accounts and Receivables (a) Each Purchased Credit Card Account and Receivable: (i) is governed by an account agreement, and each such account complies with, and is subject to, the account agreement applicable to such account; a copy of which is included in the Credit Documents which will be delivered, or made available, to Purchaser pursuant to Section 2.1(a); (ii) constitutes a legal, valid and binding obligation of the respective borrower(s) or obligor(s), enforceable, to the Knowledge of Seller, by the holder thereof in accordance with its terms subject, as to enforcement, to applicable bankruptcy, insolvency, reorganization, liquidation and other similar laws and equitable principles relating to or affecting the enforcement of creditors’ rights generally; and (iii) to the Knowledge of Seller, is not subject to any claim of usury against any Selling Entity or of fraud or offset, recoupment, adjustment or any other valid and cognizable claim or defense of a borrower.

(b) The Purchased Credit Card Accounts and Receivables have been originated, created, maintained and serviced in compliance with Applicable Law, the applicable account agreements and cardholder agreements and the policies and procedures of Seller or an Affiliate of Seller that owns such Purchased Credit Card Accounts and Receivables, in each case, in all material respects. The interest rates, fees and charges in connection with the Purchased Credit Card Accounts and Receivables comply with

Applicable Law and the applicable account agreements, in each case, in all material respects.

(c) Each Purchased Credit Card Account and Receivable relates to the extension of credit and the advancement of monies on a revolving basis and would be considered a credit card account under Regulation Z of the Board of Governors of the Federal Reserve System. None of the Purchased Credit Card Accounts and Receivables is secured by any collateral.

(d) All Purchased Credit Card Accounts and Receivables are (i) freely assignable by Seller or, to the extent any Purchased Credit Card Accounts and Receivables are held by an Affiliate of Seller as of the date hereof, will be transferred to Seller prior to the Closing Date, such that, on the Closing Date, such Purchased Credit Card Accounts and Receivables will be freely assignable by Seller, (ii) do not require the approval or consent of any borrower or any other Person to effectuate the valid assignment of the same in favor of Purchaser, and (iii) arise from a bona fide sale or loan transaction (including payments for Debt Protection Services and Enhancements), cash advances, cash advance fees, access check fees, annual card membership fees, and Accrued Interest and Fees.

(e) Except as set forth in this Section 5.13, Seller does not make any representation or warranty of any kind to Purchaser relating to the Purchased Credit Card Accounts and Receivables and Seller shall not be responsible for: (i) the due execution, legality, validity, enforceability, genuineness, sufficiency, value or collectability of the Purchased Credit Card Accounts and Receivables or any document, instrument or agreement in the loan file, (ii) any representation, warranty or statement made by an obligor or other party in or in connection with any Purchased Credit Card Accounts and Receivables, (iii) the financial condition or creditworthiness of any primary or secondary obligor under any Purchased Credit Card Accounts and Receivables or any guarantor or surety or other obligor thereof, (iv) the performance by the obligor or compliance with any of the terms or provisions of any of the documents, instruments and agreements relating to any Purchased Credit Card Accounts and Receivables, or (v) inspecting any of the property, books or records of any obligor.

Section 5.14 Assumed Contracts. To the Knowledge of each Seller Entity, each party to any Assumed Contract to which it or any of its Subsidiaries is a party has performed in all material respects its obligations thereunder to the extent that such obligations to perform have accrued, no party is in default under such Assumed Contracts and none of such Assumed Contracts was entered into outside the ordinary course of business of any applicable Seller Entity or its Subsidiaries. Each such Assumed Contract constitutes the legal, valid and binding obligation of the applicable Seller Entity or its Subsidiaries, and, to the Knowledge of each Seller Entity, the respective third party, and is enforceable in accordance with its terms subject as to enforcement, to applicable bankruptcy, insolvency, reorganization, liquidation and other similar laws and equitable principles relating to or affecting the enforcement of creditors’ rights generally.

Section 5.15 Regulatory Matters. There are no pending, or to the Knowledge of the Seller Entities, threatened disputes or controversies between any Seller Entity and any federal, state or local governmental authority that (i) would reasonably be expected to prevent or materially delay the Seller Entities from being able to perform their obligations under this Agreement or (ii) would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby. None of the Seller Entities has received any notice from any Governmental Entity indicating that such Governmental Entity would oppose or not promptly grant or issue its consent or approval, if requested, with respect to the transactions contemplated hereby and has no reason to believe that, if requested, any Governmental Entity required to approve the transactions contemplated hereby would oppose or not promptly grant or issue its consent or approval.

Section 5.16 Necessary Permits. Except as set forth on Schedule 5.16, the Seller Entities and their respective Subsidiaries have all material permits, licenses, orders, ratings and approvals of all Governmental Entities necessary for them to operate the Transferred Business substantially as presently operated (the “Necessary Permits”), and (i) all of the Necessary Permits are in full force and effect in all material respects, and (ii) to the Knowledge of the Seller Entities, no suspension or cancellation of any Necessary Permit has been threatened.

Section 5.17 Business Employees, Affiliated Employees and Benefits. (a) Schedule 1.1(c)(i) and Schedule 1.1.(c)(ii) list, as of June 30, 2011, all Business Employees (excluding Retained Employees) who are identified as employed in the Transferred Business by the internal records of Seller, and the Affiliated Employees, respectively, as well as the position, corporate and functional title, status as exempt or non-exempt, identification number, hire date, status as full or part-time, status as active or on leave, if on leave, the date leave commenced, geographic location and remuneration (including base salary, base wage, commission schedule and prior year’s incentive award, in each case, as applicable) of each such Business Employee or Affiliated Employee. Schedule 1.1(c)(ii) will separately identify the Affiliated Employees who are employed by HSI in connection with the Wealth Management Business (the “Wealth Management Employees”). Within five (5) Business Days prior to the Primary Closing Date, and at such other dates as reasonably requested by the Purchaser, but no more frequently than once every thirty (30) days, Seller shall update Schedule 1.1(c)(i) and Schedule 1.1(c)(ii) in electronic format, to reflect any newly hired Business Employees, any additional hired or identified Affiliated Employees, those Business Employees or Affiliated Employees whose employment has terminated, and any other change in the other information on Schedule 1.1(c)(i) or Schedule 1.1.(c)(ii), respectively; provided, however, that no updated information shall be provided with respect to those Business Employees or Affiliated Employees previously listed on Schedule 1.1(c)(i) or Schedule 1.1.(c)(ii), respectively, who have rejected a Comparable Job Offer or who have not received a Comparable Job Offer from Purchaser as of such date.

(b) Schedule 5.17(b) lists all of the material employee benefit and compensation plans, programs, agreements and arrangements, including all pension, retirement, retiree medical, profit-sharing, thrift, savings, deferred compensation, compensation, incentive, equity-based, change in control, severance, welfare, fringe benefit, perquisite and similar plans sponsored, maintained or contributed to by the Seller Entities or any of their respective Affiliates and in which any Business Employee or Affiliated Employee is eligible to participate, excluding any nonqualified deferred compensation plan under which benefits, other than interest credits, are no longer being earned or accrued or to which contributions are no longer being made (the “Employee Plans”). The Seller Entities have made available to Purchaser copies of the most recent summary plan descriptions and annual enrollment guides with respect to the Employee Plans.

Section 5.18 Labor Contracts and Relations. Except as set forth on Schedule 5.18, with respect to Business Employees or Affiliated Employees, none of the Seller Entities or any of their respective Subsidiaries is a party to any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, and none of the Seller Entities or any of their respective Subsidiaries is the subject of a proceeding asserting it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages and conditions of employment, nor, to the Knowledge of the Seller Entities, is any such proceeding threatened, nor is there any strike or other labor dispute by the Business Employees or Affiliated Employees pending or threatened, nor does any of the Seller Entities have Knowledge of any activity involving any Business Employees or Affiliated Employees seeking to certify a collective bargaining unit or engaging in union organizational activity.

Section 5.19 Environmental Matters. Except as set forth on Schedule 5.19:

(a) To the Knowledge of Seller, each of Seller and its Subsidiaries is currently in compliance in all material respects with all Environmental Laws applicable to any Business Premises, and with respect to any operations or activities conducted by Seller or any of its Subsidiaries on such premises. Neither Seller nor any of its Subsidiaries has received any written notice that there has been any failure to comply with Environmental Laws applicable to the Purchased Real Property, and with respect to any operations or activities conducted by Seller or any of its Subsidiaries on such premises except any such notice with respect to a failure to comply which has been fully resolved.

(b) To the Knowledge of Seller, Seller and its Subsidiaries have all material environmental permits and approvals required under Environmental Laws for all facilities and improvements and any operations activities presently conducted by Seller any of its Subsidiaries on the Purchased Real Property, and, to the Knowledge of Seller, each of Seller and its Subsidiaries is currently in compliance with all such permits and approvals.

(c) There is no suit, claim, demand, action, consent order, or proceeding pending or, to the Knowledge of Seller, threatened in which Seller or any of its

Subsidiaries or, with respect to threatened proceedings, could reasonably be expected to be named as a defendant, responsible party or potentially responsible party (i) for alleged noncompliance, with any Environmental Laws or (ii) relating to the Release into or presence in the Environment of any Hazardous Materials, in either case at or on any Purchased Real Property.

(d) To the Knowledge of Seller, there have been no Releases into the Environment of any Hazardous Materials in, on, from, under or affecting any Business Premises which would reasonably be expected to have a material adverse impact on such Business Premises.

Section 5.20 Books and Records. With respect to each Assumed Agreement and all accounts related thereto, the accounting, financial and other books and records kept by the Seller Entities and their respective Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in compliance with in all material respects with Applicable Law. The books and records included within the Purchased Assets include all customary branch, customer and customer-related information reasonably necessary to service the Assumed Deposits and Purchased Loans on an ongoing basis, and to otherwise operate the business being acquired under this Agreement in substantially the manner currently operated by the Seller Entities.

Section 5.21 Safe Deposit Boxes. Each of Seller and its Subsidiaries is in compliance, in all material respects, with the terms and conditions of the Safe Deposit Agreements.

Section 5.22 Insurance Coverage. The business and operations of the Transferred Business are insured against such risks and in such amounts and with such coverage deemed appropriate by management of the Seller Entities and not in a manner materially inconsistent with industry practice for a global financial institution. Since January 1, 2010, all premiums payable under all insurance policies and fidelity bonds that currently cover the assets, business, operations and employees of the Transferred Business have been timely paid in all material respects, and the Seller Entities and their respective Subsidiaries have otherwise complied in all material respects with the terms and conditions of all such policies and bonds. Since January 1, 2010, there is no material claim by the Seller Entities or any of their respective Subsidiaries related to the Transferred Business pending under any such policies or bonds as to which coverage has been denied by the underwriters of such policies or bonds applicable to the Transferred Business. To the Knowledge of the Seller Entities, no insurer has threatened a termination of coverage under any such policies or bonds, except notices required to be given by Applicable Law prior to the expiration of any policy or bond advising that coverage will terminate by its terms if such policy or bond is not renewed.

Section 5.23 Taxes. (a) All Tax Returns required to have been filed with respect to the Transferred Business (such Tax Returns, the “Tax Returns”) have been filed with the appropriate Taxing Authority; each such Tax Return is true, complete and correct in all material respects. All Taxes shown to be due on such Tax Returns, and all Taxes due and attributable to the Transferred Business, have been timely paid, withheld and timely paid to the appropriate Taxing Authority, or reflected in an appropriate tax reserve in accordance with GAAP on the financial statements of the applicable Seller Entity, other than those Taxes the failure of which to be paid would not result in a Lien on the Purchased Assets or become a liability of Purchaser.

(b) No notice of deficiency or assessment of Taxes has been received from any Taxing Authority with respect to the Transferred Business. There is no material dispute or claim concerning any Tax relating to the Transferred Business either (A) claimed or raised by any Taxing Authority in writing or (B) of which any Seller Entity has Knowledge. There are no Liens on any of the Purchased Assets that arose in connection with any failure (or alleged failure) to pay any Tax (whether or not such Tax relates to the Transferred Business).

Section 5.24 Investment Products; Personnel. Each Business Employee or Affiliated Employee who is required by Applicable Law to be licensed to sell non-deposit investment products, including insurance and securities, is validly licensed and in good standing with each applicable regulator, including FINRA and the state insurance regulators.

Section 5.25 Representations and Warranties Related to the Transferred Wealth Management Relationships. HSI represents and warrants as follows:

(a) Customer Relationships.

(1) Each Transferred Wealth Management Relationship has been in all material respects originated and serviced (i) in conformity with applicable policies of HSI, (ii) in accordance with the terms of any applicable instrument or agreement governing the relationship with such customer, (iii) in accordance with any instructions received from such customers and (iv) in compliance with Applicable Law. Each instrument or agreement governing a Transferred Wealth Management Relationship has been duly and validly executed and delivered by HSI and, to the Knowledge of HSI, the other contracting parties, and each such instrument or agreement constitutes a valid, binding and enforceable obligation of the parties thereto, subject as to enforcement, to applicable bankruptcy, insolvency, reorganization, liquidation and other similar laws and equitable principles relating to or affecting the enforcement of creditors’ rights generally.

(2) As of the date hereof, HSI has not received any written notice from any customer related to the Transferred Wealth Management Relationships that it intends to bring a claim against HSI or any of its Affiliates in connection with the Transferred Wealth Management Relationships.

(b) Conduct of the Wealth Management Business. HSI currently has in place an effective system of policies and procedures and a supervisory system reasonably designed to achieve and maintain material compliance with all applicable federal and state securities laws (and the rules of any applicable Self-Regulatory Organization). To HSI’s Knowledge, the Affiliated Employees associated with the Transferred Wealth Management Relationships, in their capacities as employees, have complied in all material respects with Applicable Law.

(c) Financial Advisors. Schedule 5.25(c) lists each Affiliated Employee who, as of the date hereof, is a financial advisor associated with the Transferred Wealth Management Relationships, the assets under management attributable to each such financial advisor and the Banking Center(s) in which each such financial advisor is located. As of the date hereof, HSI has not received any notice that any financial advisor listed in Schedule 5.25(c) has terminated or intends to terminate his or her employment.

Section 5.26 Limitations on and Disclaimer of Representations and Warranties and Purchaser’s Release in Connection Therewith. Except as otherwise expressly set forth in this Agreement:

(a) Seller makes no representations or warranties, express or implied, as to the physical condition of the Purchased Personal Property.

(b) Except as specified in Section 5.19, Seller makes no representations or warranties, express or implied, of any type or nature with respect to the physical condition of the Purchased Real Property which are being sold “AS IS,” “WHERE IS” without recourse and with all faults, without any obligation on the part of Seller. Except as otherwise expressly set forth in this Agreement, by closing this transaction, Purchaser hereby releases Seller and any of its Affiliates and waives any claims which Purchaser may now or hereafter have against Seller or any of its Affiliates relating to the physical condition of the Purchased Real Property from and after the Closing.

(c) Except as specifically provided for in this Agreement, each Seller Entity disclaims and make no representations or warranties whatsoever with respect to the Banking Centers, Purchased Assets or Assumed Liabilities, express or implied.

Section 5.27 Financing. On the Closing Date, Seller will have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make the Closing Payment and to promptly pay any other amounts to be paid by it under this Agreement on the Closing Date.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as Previously Disclosed, Purchaser hereby represents and warrants to the Seller Entities, as of the date hereof (or as of such other date as may be expressly provided in any representation or warranty), as follows:

Section 6.1 Organization. Purchaser is a national bank duly organized, validly existing and in good standing under the laws of the United States. Purchaser has all the requisite corporate power and corporate authority, as well as all requisite licenses, franchises, permits, qualifications and similar permissions and authorities, to own the Purchased Assets, assume the Assumed Liabilities and to carry on the Transferred Business and is duly qualified to do business in and is in good standing as a foreign corporation or other entity in each jurisdiction where the ownership of the Purchased Assets and the conduct of the Transferred Business requires such qualification, except where the failure to be so qualified or be in good standing would not, individually or in the aggregate, have a material adverse effect on Purchaser.

Section 6.2 Authority; Capacity. Purchaser has the power and authority to enter into and perform this Agreement and any instruments or other documents executed pursuant hereto. This Agreement and any instruments or other documents executed pursuant hereto, and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of Purchaser, and this Agreement and the instruments and documents executed pursuant hereto constitutes, or when executed will constitute, the valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as bankruptcy, insolvency, reorganization, moratorium or other laws of general applicability relating to or affecting creditors’ rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights or remedies.

Section 6.3 Consents and Approvals.

(a) None of Parent, Purchaser or any of their respective Affiliates is required to obtain any order, permit, consent, approval or authorization of, nor required to make any material declaration or filing with, any Governmental Entity or third-party in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except compliance with the applicable requirements of the HSR Act and the approvals or non-objections of the Governmental Entities set forth on Schedule 6.3(a) (such approvals, the “Purchaser Regulatory Approvals”).

(b) There are no pending, or to the Knowledge of Purchaser, threatened disputes or controversies between Purchaser, Parent or any of their respective Affiliates and any Governmental Entity, including, without limitation, with respect to capital requirements, that (i) would reasonably be expected to prevent or delay Purchaser from being able to perform its obligations under this Agreement or (ii) would reasonably be expected to impair the validity or consummation of this Agreement or the transactions contemplated hereby. Neither Purchaser nor Parent has received any indication from any Governmental Entity that such Governmental Entity would oppose or refuse to grant or issue its consent or approval, if required, with respect to the transactions contemplated hereby and has no reason to believe that, if requested, any Governmental Entity required to approve the transactions contemplated hereby would oppose or not promptly grant or issue its consent or approval.

(c) As of the date hereof, both currently and after giving effect to the transactions contemplated hereby (on a pro forma basis): (i) Purchaser and Parent each is and will be at least “well-capitalized”, as defined in the FDI Act; and (ii) Purchaser and Parent each meets all capital requirements, standards and ratios required by each state or federal bank regulator with jurisdiction over Purchaser or Parent, including, without limitation, any such higher requirement, standard or ratio as applied to Purchaser or Parent by state or federal bank regulator, and no such regulator has indicated that it will condition any of the Purchaser Regulatory Approvals upon an increase in Purchaser’s or Parent’s capital or compliance with any capital requirement, standard or ratio.

(d) The deposits of Purchaser and its Subsidiaries are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due by Purchaser.

(e) Purchaser was rated at least satisfactory following its most recent CRA examination by the regulatory agency responsible for its supervision and has no reason to believe that it will not maintain at least a satisfactory rating following its next CRA examination. Purchaser has received no notice of and has no Knowledge of any planned or threatened objection by any community group to the transactions contemplated hereby.

Section 6.4 No Breaches; Defaults. Assuming the receipt of all regulatory approvals referenced in Section 6.3(a), the execution and delivery of this Agreement and any instruments or other documents executed pursuant hereto by Purchaser do not and the consummation of the transactions contemplated by this Agreement, will not constitute: (i) a breach or violation of or default under any law, rule, regulation, judgment, order, governmental permit or license of Purchaser or Parent or to which either is subject, which breach, violation or default would prevent or materially delay Purchaser from being able to perform their respective obligations under this Agreement in all material respects, or (ii) a breach or violation of or a default under the articles of association (or certificate of incorporation, as applicable) or bylaws of Purchaser or Parent.

Section 6.5 Litigation and Related Matters. There are no actions, suits, or proceedings, whether civil, criminal or administrative, pending or, to the Knowledge of Purchaser or Parent threatened against or affecting Purchaser or Parent which could materially impede, delay or prevent Purchaser or any of its Subsidiaries from entering into this Agreement or performing its terms.

Section 6.6 Compliance with Laws and Regulations. Except as set forth in Schedule 6.6, each of Parent, Purchaser and their respective Subsidiaries have conducted and are conducting their business in all material respects in compliance with all Applicable Law, including, without limitation, all regulations, orders, and opinions of the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation, and, except as would not, individually or in the aggregate, result in a material adverse effect, none of Parent, Purchaser nor any of their respective Subsidiaries is subject to any order or ruling directed to it by, or memorandum of understanding with, any Governmental Entity.

Section 6.7 No Brokers or Finders. Except for Goldman, Sachs & Co. and Sandler O’Neill & Partners, L.P., whose fees will be paid by Purchaser, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent, Purchaser or any of their respective Affiliates who might be entitled to any fee or commission from Parent, Purchaser or any of their respective Affiliates in connection with the transactions contemplated hereby.

Section 6.8 Financing. On the Closing Date, Purchaser will have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make the Closing Payment and to promptly pay any other amounts to be paid by it under this Agreement on the Closing Date.

Section 6.9 Eligibility. As of the date hereof, Purchaser satisfies, and as of the Closing Date will satisfy, all clearing standards and requirements under Applicable Law to (1) acquire the Transferred Wealth Management Relationships and (2) employ the financial advisors associated with the Transferred Wealth Management Relationships.

ARTICLE VII

GENERAL COVENANTS

Section 7.1 Access to Properties and Records Relating to the Transferred Business. (a) To the extent permitted by Applicable Law, from the date hereof until the earlier of the applicable Closing Date and the termination of this Agreement, the Seller Entities will provide to Purchaser and to its officers, accountants, counsel, and other representatives reasonable access during Seller’s normal business hours to the properties, books, contracts and records of the Seller Entities and their respective Subsidiaries relating primarily to the Transferred Business for purposes related to the consummation of the transactions contemplated by this Agreement; provided, however, that such access shall be at reasonable times and upon reasonable prior notice and shall not disrupt the personnel and operations of the Seller Entities and their respective Subsidiaries; and provided further that Purchaser’s access to Tax Returns filed by or otherwise relating to the Seller Entities or any of their respective Subsidiaries shall be governed by Article X. All requests for access to such offices, properties, books, and records shall be made to such representatives of the Seller Entities as the Seller Entities shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. To the extent permitted by Applicable Law, the Seller Entities will cooperate with Purchaser (i) to provide to Purchaser and its officers, accountants, counsel, and other representatives such information in the control or possession of the Seller Entities as Purchaser reasonably requires to effect the Secondary Sales and (ii) to authorize Purchaser to provide information originating from the Seller Entities to prospective Secondary Sale Purchasers to the extent reasonably necessary to effect the Secondary Sales on customary terms and conditions to be agreed by the Seller Entities, Purchaser and any such third parties. Purchaser acknowledges that it and its officers, accountants, counsel and other representatives may not provide any information originating from the Seller Entities to any third party in connection with a Secondary Sale without the prior written consent of the Seller Entities, which shall not be unreasonably withheld or delayed.

(b) Following the Primary Closing, Purchaser will grant any Seller Entity and its representatives reasonable access during Purchaser’s normal business hours to all books, records and other data related to the Transferred Business and to the Transferred Business Employees (including making such persons reasonably available to any such Seller Entity for depositions, witness preparation, trial preparation and fact-gathering, but excluding any proceedings, or threatened proceedings, between any Seller Entity and Purchaser or an Affiliate of Purchaser or of any Seller Entity) at reasonable times and upon reasonable prior notice and provided such access shall not disrupt the personnel and operations of the Seller Entities and their respective Subsidiaries, if such access is reasonably deemed necessary or desirable by any Seller Entity or any of its Subsidiaries in connection with its tax, regulatory, litigation, contractual or other legitimate, non-competitive matters, including for purposes of handling claims related to Section 2.2 for which Transferred Business Employees may have relevant information. Nothing in the foregoing shall prevent any Seller Entity or any of its Subsidiaries from seeking to make such persons available via subpoena or other legal or similar process.

(c) If the Seller Entities do not deliver books, records and other data pursuant to Section 2.1(b)(7) that are otherwise required to be delivered pursuant to Section 2.1(a)(11), in accordance with Exhibit A, the Seller Entities will hold such books, records and other data as custodians for Purchaser. The Seller Entities, in their capacity as custodians, will provide to Purchaser access to such books, records and other data in the manner provided in Exhibit A.

(d) Purchaser will review with Seller Purchaser’s information security controls of the system or systems used by Purchaser to maintain the security of customer data, including providing reasonable access to Purchaser’s owned facilities and data centers and, to the extent permitted under the relevant contract, to third-party facilities and data centers. Purchaser will cause any Secondary Sale Purchaser to undertake a comparable review.

Section 7.2 Efforts; Regulatory Filings and Other Actions. (a) Each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated hereby and to cooperate with the other parties in connection with the foregoing. Without limiting the generality of the foregoing, each of the parties shall use its reasonable best efforts to: (i) obtain all Regulatory Approvals as promptly as practicable, (ii) to lift or rescind as promptly as practicable any injunction or restraining order or other order adversely affecting the ability of the parties hereto to consummate the transactions contemplated hereby, (iii) to effect all necessary registrations and filings, if any, and (iv) to fulfill all of the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement set forth in Article XI.

(b) Notwithstanding anything in this Agreement to the contrary, Purchaser agrees, and shall cause its Subsidiaries, to take all actions, including, but not limited to those relating to a Remedial Action or a Capital Action necessary: (i) to obtain any Purchaser Regulatory Approvals and (ii) to avoid or eliminate each and every impediment to obtaining any Purchaser Regulatory Approvals; in each case of (i) and (ii) to cause the transactions contemplated by this Agreement to occur prior to the Outside Date. For purposes of this Section 7.2(b), “Remedial Action” shall mean (x) promptly complying with or modifying any request for information by any Governmental Entity; (y) offering, negotiating, committing to and effecting, by agreement, consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any Purchased Assets, Assumed Deposits or Banking Centers or any existing deposits, loans, branches or operations of Purchaser or its Affiliates and any other restrictions on the activities of Purchaser and its Affiliates and (z) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling, that would adversely affect the ability of Purchaser to consummate the transactions contemplated hereby and taking any and all actions to prevent the entry, enactment or promulgation thereof. For purposes of this Section 7.2(b), “Capital Action” shall mean (x) committing to any Governmental Entity with regulatory or supervision authority over Parent or Purchaser to maintain capital levels and capital ratios at a level specified by such Governmental Entity, either formally or informally, and either currently or as a result of the transactions contemplated by this Agreement, (y) creating a capital plan that is acceptable to any Governmental Entity with regulatory or supervision authority over Parent or Purchaser, either by entering into a new capital plan or modifying an existing capital plan and (z) taking all actions reasonably necessary, including by raising capital through a public or private equity or debt offering, to fully satisfy and achieve the regulatory capital expectations of any Governmental Entity with regulatory or supervision authority over Parent or Purchaser.

(c) In furtherance, and not in limitation, of the covenants set forth in Section 7.2(a) and Section 7.2(b), but subject to Section 7.2(f), each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Required

Government Approvals as promptly as practicable, including promptly agreeing to take and taking any other actions required by any Governmental Entity with respect to any Required Government Approval (i) to the extent necessary to consummate the transactions contemplated hereby as promptly as practicable and, where applicable, or (ii) to avoid a decision by a Governmental Entity to open an in-depth investigation or to cause a Governmental Entity to close its investigation as promptly as reasonably practicable. The parties agree to cooperate in preparing, submitting, filing, updating and publishing (as applicable), as promptly as reasonably practicable, all applications, notifications and report forms as may be required by Applicable Law with respect to the transactions contemplated by this Agreement, including those of any applicable state, federal or foreign regulatory agency, and the parties hereto will use their reasonable best efforts to obtain such approvals and accomplish such actions as expeditiously as possible; provided that, within forty-five (45) days after the date hereof, each party will file any application, notice or report required to be filed by such party with any Governmental Entity with respect to any Regulatory Approval or otherwise required in connection with the transactions contemplated hereby and will use its reasonable best efforts to obtain a waiver from any applicable waiting period, and will make any further filings pursuant thereto that may be necessary in connection therewith.

(d) Each party shall, subject to Applicable Law, (i) permit counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity in connection with the transactions contemplated hereby, and (ii) provide counsel for the other party with copies of all filings made by such party, and all material correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party and such party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated hereby; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the Transferred Business (or any aspect thereof), (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns (including with respect to the Retained Businesses). Each party agrees that it will use reasonable best efforts to keep the other party fully informed with respect to all applications and developments related thereto and, where reasonably practicable under the circumstances, give the other party reasonable advance notice of, and whenever appropriate, invite the other party (and give due consideration in good faith to any reasonable request of the other party) to participate in, any meetings or discussions held with any Governmental Entity; provided that such participation is not objected to by such Governmental Entity. The parties further covenant and agree to mutually identify the most expedient method of effecting, as promptly as practicable, the legal transfer of all of the Purchased Assets and the Assumed Liabilities to Purchaser, and each party further covenants and agrees to use its reasonable best efforts to so effectuate such transfer. The parties further covenant and agree not to extend any waiting period associated with any Regulatory Approval or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party hereto.

(e) The parties further covenant and agree that (i) with respect to any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, to use their respective best efforts to prevent the entry, enactment or promulgation thereof, as the case may be, and (ii) in the event that any action, suit, proceeding or investigation is commenced after the date hereof challenging any of the parties’ rights to consummate the transactions contemplated by this Agreement, the parties shall use their best efforts, and take all actions necessary and appropriate, to contest such action, suit, proceeding or investigation.

(f) Promptly upon the execution of this Agreement and subject to Applicable Law, Purchaser and the Seller Entities will reasonably coordinate in good faith in respect of any communications by the Seller Entities with the parties whose consent is required. Seller and Purchaser, in consultation with each other, shall as promptly as practicable following the date hereof develop a communications and action plan (which plan shall be designed to communicate promptly and follow up with all such parties with respect to, and to obtain, all such required consents), and shall keep each other reasonably informed regarding the progress and status of such efforts.

(g) Each party represents, warrants and agrees that any information furnished by it for inclusion in any regulatory application will to its Knowledge be true and complete in all material respects as of the date so furnished.

Section 7.3 Further Assurances. The parties agree that, from time to time, whether before, on or after the Final Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other action as may be reasonably necessary to carry out the purposes and intents of this Agreement. To the extent any Purchased Assets are currently held by an Affiliate of the Seller Entities, the Seller Entities shall enter into such agreements as are necessary in order to transfer the Purchased Assets to a Seller Entity on or before the relevant Closing Date, or otherwise ensure such Purchased Assets will be sold, transferred and assigned to Purchaser at the relevant Closing, subject to the satisfaction of all conditions precedent to the relevant Closing.

Section 7.4 Notice of Changes. (a) Purchaser shall promptly advise the Seller Entities, and the Seller Entities shall promptly advise Purchaser of (i) any change or event that would or would be reasonably likely to cause or constitute a material breach of any of Purchaser’s or the Seller Entities’, as applicable, representations, warranties or covenants contained herein, or (ii) to the extent permitted by Applicable Law and to the Knowledge of Purchaser or the Seller Entities, as applicable, any governmental complaints, any change or event, including investigations or hearings (or communications indicating that the same may be contemplated) or the institution or the threat of significant litigation, that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby.

(b) Notwithstanding anything to the contrary herein, a party’s good-faith failure to comply with its obligations under this Section 7.4 shall not provide the other party hereto or any of such other party’s Affiliates with a right not to effect the transactions contemplated by this Agreement, except, in each case, to the extent that the underlying material breach of a representation, warranty or covenant would independently provide such right.

Section 7.5 Confidentiality. Each party to this Agreement shall hold, and shall cause its respective directors, officers, employees, agents, consultants and advisors to hold, in strict confidence, except to the extent necessary to discharge obligations pursuant to Section 7.2 or unless compelled to disclose by judicial or administrative process or, based on the advice of its counsel, by other requirements of Applicable Law or the applicable requirements of any regulatory agency or relevant stock exchange, all non-public records, books, contracts, instruments, computer data and other data and information (collectively, “Information”) concerning the other party (or, if required under a contract with a third party, such third party) furnished to it by such other party or its representatives pursuant to the Confidentiality Agreement or otherwise in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (i) previously known by such party on a non-confidential basis, (ii) in the public domain through no fault of such party or (iii) later lawfully acquired from other sources by the party to which it was furnished), and neither the Seller Entities nor Purchaser shall release or disclose such Information to any other person, except its auditors, attorneys, financial advisors, bankers, other consultants and advisors with a duty of confidentiality and, to the extent permitted above, any Governmental Entity. To the extent permitted by Applicable Law, each party will notify the other party promptly upon becoming aware that any of the Confidential Information has been disclosed to or obtained by a third party (otherwise than as permitted by this Section 7.5). The Confidentiality Agreement is hereby terminated.

Section 7.6 Publicity; Notices. Until the Final Closing Date, the parties hereto shall coordinate with each other as soon as practicable in advance as to (i) the form and content of any external communication, including any communication intended for dissemination or to reach, or reasonably expected to be disseminated or to reach, members of the public or Banking Center Customers regarding the transactions contemplated by this Agreement and (ii) the form and content of any communication from Purchaser to the Business Employees or Affiliated Employees. Neither party shall disseminate any such communication without adequate advance notice and the prior review of the other, which review shall not be unreasonably delayed, except that nothing contained in this Agreement shall prevent the parties hereto from publishing any press release or from making any and all public disclosures which it reasonably determines to be legally required to comply with any applicable securities laws or regulations or requests of governmental agencies or authorities; provided that, to the extent possible under the circumstances, the party making such disclosure consults with the other party, and considers in good faith the views of the other party, before doing so.

Section 7.7 Restricted Assignments. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Purchased Asset, Assumed Agreement, Assumed Deposits or other Assumed Liability, or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof or in any way affect the rights of any Seller Entity or its Subsidiaries thereunder or be contrary to Applicable Law. If any such consent or approval is not obtained, the Seller Entity will use its reasonable best efforts (which shall not require such Seller Entity to pay any money or other consideration to any Person or to initiate any claim or proceeding against any Person) to secure an arrangement reasonably satisfactory to Purchaser ensuring that Purchaser will receive the benefits under the agreement for which such consent is being sought following the Closing; provided, however, that the Seller Entities shall have no obligation to obtain such consent or approval or to provide such an alternative arrangement other than the undertaking to use reasonable best efforts to obtain or provide the same as set forth in this Section 7.7 and Purchaser shall remain obligated to close the transactions contemplated herein, subject to the other provisions hereof, and shall have no remedy for failure of the Seller Entity to obtain any such consent or approval or to provide any such alternative arrangement.

Section 7.8 Transition Coordinators; Cooperation with Transition. Subject to Applicable Law, from the date hereof until the earlier of the Final Closing Date and the termination of this Agreement, the Seller Entities will cooperate with Purchaser to provide current information regarding material activities of the Transferred Business, and Purchaser and the Seller Entities shall cooperate with and assist each other in planning and implementing necessary and appropriate policies and procedures in connection with the transition of the ownership of the Transferred Business from the Seller Entities to Purchaser. In connection therewith, Seller and Purchaser shall each as promptly as practicable after the execution of this Agreement designate certain of their respective employees as “transition coordinators.”

Section 7.9 Non-Competition and Non-Solicitation. (a) During the period beginning on the Primary Closing Date and ending on the first (1st) anniversary of the Primary Closing Date (the “Non-Competition Period”), none of the Seller Entities or any of their respective Affiliates (collectively, for purposes of this Section 7.9(a), the “Restricted Entities”) shall, (x) directly or indirectly, engage in the business of the Transferred Business in the Designated Footprint (except with respect to Banking Centers not yet transferred at a Closing) or (y) establish new branches, offices or ATMs, in the Expanded Footprint (it being understood that expansion at any existing branch, office or ATM location in the Expanded Footprint shall not be limited) (each of (x) and (y), individually or together, the “Competing Business”); provided, however, that the Restricted Entities may do each of the following without any Restricted Entity being deemed to be in violation of this Section 7.9(a):

(1) own or hold up to 10% of the outstanding securities of any entity whose securities are listed and traded on a nationally recognized securities exchange or market that is engaged in the Competing Business (provided that the Restricted Entities otherwise do not control the business or affairs of such entity) or hold or exercise rights of ownership with respect to any security in a fiduciary capacity or otherwise for the benefit of a third party not affiliated with any Restricted Entity;

(2) conduct any activities associated with the Retained Businesses, the Excluded Assets or the Excluded Liabilities, including providing Banking Related Services to customers of the Retained Businesses and establishing or maintaining branches, offices or ATMs within the Designated Footprint to service the Retained Businesses; provided that such branches, offices or ATMs will not be designed to engage in the Competing Business and will only provide Banking Related Services to (i) employees of the Restricted Entities or any of their respective Affiliates; (ii) existing or future customers of the Retained Businesses and, to the extent necessary to comply with Seller’s obligations under the Naming Rights Agreement between Marine Midland Bank (predecessor to Seller) and Crossroads Arena LLC, dated May 7, 1996 (as subsequently amended from time to time), establishing or maintaining ATMs and displaying other marketing and HSBC branded materials at HSBC Arena; (iii) customers of the Restricted Entities whose Relationship is related to a branch or office of any Restricted Entity outside of the Designated Footprint; provided further that the Restricted Entities shall not open new accounts at such locations if such new account would have been part of the Transferred Business if it were open as of the date hereof;

(3) conduct any activities (including, but not limited to, mortgage lending, checking and savings account services, general purpose, co-brand, small business, commercial, corporate, travel and entertainment and private label credit cards and insurance services) on a national or super-regional basis or as part of a national or super-regional advertising campaign (including, e.g. in airports) or advertising in the greater New York City metropolitan area, including through the telephone, direct mail or the internet or other electronic media, provided that such activities shall not be specifically targeted at Banking Center Customers or at Persons in the Designated Footprint;

(4) conduct any activities related to investment banking (including, but not limited to, capital markets, liability management, sales and trading, research and strategic advisory services), cash management tied to the Retained Businesses, foreign exchange, derivatives, international trade or U.S. dollar clearing;

(5) conduct lending activities through HSBC Finance Corporation or any of its Subsidiaries including lending to Persons in the Designated Footprint;

(6) make acquisitions or maintain ownership of any entity in connection with a venture capital, merchant banking, private equity or similar line of business of any Restricted Entity thereof;

(7) merge, consolidate or otherwise engage in a business combination with, or sell all or substantially all of its assets or businesses to, any Person that is not an Affiliate of any Restricted Entity with an existing Competing Business and continue to operate such existing Competing Business; provided that members of any Restricted Entity board of directors do not constitute a majority of the board of directors of the surviving corporation of such transaction (or of the board of directors of its publicly traded parent company) and that the shareholders of any Restricted Entity immediately prior to consummation of such transaction do not immediately after consummation of such transaction own sixty percent (60%) or more of the outstanding capital stock or other equity interests of the surviving entity of such transaction (or of its publicly traded parent company); and, upon the consummation of such a permitted transaction, the Non-Competition Period and the prohibitions of this Section 7.9(a) shall immediately terminate and be of no further effect with respect to the applicable Restricted Entity; and

(8) purchase or acquire (through merger, stock purchase or purchase of all or substantially all of the assets or otherwise) any entity with an existing Competing Business and continue to operate such existing Competing Business; provided, that if, in the last completed fiscal quarter prior to the consummation of the purchase or acquisition, the aggregate consolidated revenue of such Competing Business exceeded forty percent (40%) of such acquired entity’s total revenue over the same period, then the acquiring Restricted Entity shall commence as promptly as practicable a process to sell all or a portion of such Competing Businesses to an unaffiliated third-party and shall use reasonable best efforts to complete such sale within twenty-four (24) months of such consummation of the purchase or acquisition, such that the revenues of the acquired entity attributable to the Competing Business do not exceed forty percent (40%) of the total revenues of the acquired entity.

(b) From the date hereof until the Final Closing Date, Purchaser and its Affiliates shall not, directly or indirectly, solicit for employment (other than as expressly permitted by this Agreement) or hire (i) any Business Employees and Wealth Management Employees who are not hourly wage (non-exempt) employees, (ii) any employees of the Seller Entities or their Affiliates who are or will be engaged in the preparation for or implementation of any Conversion or the transfer of any of the Transferred Business, Purchased Assets or Assumed Liabilities, or who are or will be otherwise involved in providing services under the Transition Services Agreement and (iii) any employees of HSBC Mortgage Corp. who are not otherwise identified on Schedule 7.9(b). For purposes of monitoring Section 7.9(b)(i) and (ii), all individuals described in (i) and (ii) shall be identified on a Schedule 7.9(b) to be delivered to Purchaser within thirty (30) calendar days of the date hereof and which may be updated from time to time by the Seller Entities. Notwithstanding the requirements of Section 14.5, Schedule 7.9(b) may be delivered and updated by e-mail.

(c) During the period beginning on the Primary Closing Date and ending on the first anniversary of the Primary Closing Date:

(1) Purchaser and its Affiliates shall not, directly or indirectly, solicit for employment or hire any Retained Employee; provided that this Section 7.9(c)(1) shall not prohibit Purchaser or any of its Affiliates from (i) engaging in solicitation by means of a general purpose advertisement not specifically targeted at the Retained Employees or hiring any Retained Employee as a result of such general purpose advertisement or (ii) hiring any Retained Employee who was terminated by any Seller Entity after the Primary Closing Date; and

(2) The Seller Entities shall not, directly or indirectly, solicit for employment or hire any Transferred Business Employee; provided that this Section 7.9(c)(2) shall not prohibit any Seller Entity from (i) engaging in solicitation by means of a general purpose advertisement not specifically targeted at the Transferred Business Employees or hiring any Transferred Business Employee as a result of such general purpose advertisement or (ii) hiring any Transferred Business Employee who was terminated by Parent, Purchaser or any of their respective Affiliates after the Primary Closing Date.

(d) During the period beginning on the date hereof and ending on the first (1st) anniversary of the Primary Closing Date, Purchaser and its Affiliates shall not, directly or indirectly, (i) use any information regarding the Retained Businesses in their possession as a result of the transactions contemplated by this Agreement, including as part of the books and records that are Purchased Assets, to solicit or engage in other efforts directed to or targeted at any customer or customers of the Retained Businesses with respect to providing Banking Related Services similar to those of the Retained Businesses or (ii) use such information to take any other actions that are designed to induce any customer of the Retained Businesses to transfer any portion of such customer’s Relationships with Seller with respect to the Retained Businesses to a similar business of Purchaser or its Affiliates; provided that nothing in this Section 7.9(d) shall be construed as limiting the ability of Purchaser to (x) respond to unsolicited requests by customers of the Retained Businesses; (y) service customers of the Retained Businesses who also, as of the date hereof, are customers of Purchaser or its Affiliates; or (z) offer or continue to offer Banking Related Services that are similar to the Retained Businesses.

(e) During the period beginning on the date hereof and ending on the first (1st) anniversary of the Primary Closing Date, the Seller Entities and their respective Affiliates shall not, directly or indirectly, (i) use any information regarding the Transferred Businesses in their possession as a result of the transactions contemplated by this Agreement, including as part of the books and records that are retained by the Seller

Entities, to solicit or engage in other efforts directed to or targeted at any customer or customers of the Transferred Businesses with respect to providing Banking Related Services similar to those of the Transferred Businesses or (ii) use such information to take any other actions that are designed to induce any customer of the Transferred Business to transfer any portion of such customer’s Relationships with Purchaser with respect to the Transferred Businesses to a similar business of Seller Entities or their Affiliates; provided that nothing in this Section 7.9(e) shall be construed as limiting the ability of the Seller Entities to (x) respond to unsolicited requests by customers of the Transferred Business; or (z) offer or continue to offer Banking Related Services that are similar to the Transferred Business except to the extent otherwise restricted in Section 7.9.

(f) Each of Purchaser and the Seller Entities understands and acknowledges that (i) it would be difficult to calculate damages to the Seller Entities or Purchaser, as applicable, from any breach of the obligations of Purchaser or the Seller Entities, as applicable, under this Section 7.9, (ii) injury to Purchaser or the Seller Entities, as applicable, from any such breach would be irreparable and impossible to measure and (iii) the remedy at law for any breach or threatened breach of this Section 7.9 would therefore be an inadequate remedy and, accordingly, Purchaser and the Seller Entities shall, in addition to all other available remedies (including, without limitation, seeking such damages as either can show it has sustained by reason of such breach and/or the exercise of all other rights either has under this Agreement), be entitled to seek injunctive relief, specific performance and other equitable remedies without the necessity of showing actual damages or posting bond.

(g) Purchaser and the Seller Entities understand and acknowledge that the restrictive covenants and other agreements contained in this Section 7.9 are an essential part of this Agreement and the transactions contemplated hereby and thereby. It is the intention of the parties that, if any of the restrictions or covenants contained herein are held to cover a geographic area or to be for a length of time that is not permitted by Applicable Law, or is in way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent that such provision would then be valid or enforceable under Applicable Law, such provision shall be construed and interpreted or reformed to provide for a restriction or covenant having the maximum enforceable geographic area, time period and other provisions as shall be valid and enforceable under Applicable Law.

(h) For the avoidance of doubt, none of the restrictions imposed by applicable subsections of this Section 7.9 shall apply to any Person that is an Affiliate of a party to this Agreement if such Person ceases to be an Affiliate of such party.

Section 7.10 Distribution Agreements. Purchaser agrees to enter into one or more distribution agreements with Seller and/or its applicable Affiliates, to be mutually agreed to and negotiated in good faith by the parties, to allow the continued distribution by Purchaser and its Affiliates and the continued servicing by Seller and its Affiliates of asset management and other investment products of Seller and its Affiliates currently held by wealth management customers of the Transferred Business. Purchaser further agree to use its reasonable best efforts to enter into, or cause its Affiliates to enter into, such distribution or servicing arrangements as are necessary for the portability of third-party asset management, annuity and other investment products currently held by wealth management customers of the Transferred Business.

Section 7.11 Secondary Sale Purchaser Covenants. Without limiting any other obligation in this Agreement, Purchaser agrees to use its reasonable efforts to require any Secondary Sale Purchaser to enter into covenants, agreements or arrangements substantially similar to those contained in Sections 7.1, 7.2(a), 7.2 (c) through (g), 7.3, 7.4, 7.5, 7.6, 7.8, 8.10 and Article IX, including, where appropriate in the Seller Entities’ judgment, with or for the benefit of the Seller Entities.

Section 7.12 Arrangements with Respect to Employee Pension Plans, IRAs and Keogh Plans. On or before the relevant Closing Date, Seller shall cause notice (such notice to be approved in advance by Purchaser) to be sent to each depositor of an Assumed Deposit held by Seller or any of its Subsidiaries in an IRA and each “employer” who established an Assumed Deposit pursuant to a Keogh plan and each depositor that is an Employee Pension Plan, regarding the resignation of Seller as IRA custodian or Keogh plan or Employee Pension Plan trustee, as applicable. Such resignation shall be effective as of the date that is thirty (30) days following the date of the notice or, if later, the relevant Closing Date. If a depositor of an Assumed Deposit held by Seller in an IRA or an employer who established an Assumed Deposit pursuant to a Keogh plan, Employee Pension Plan or other retirement plan fails to appoint another trustee or custodian for such account within this period, such depositor or employer will be deemed to have appointed Purchaser as successor trustee or custodian for the deposit account. Upon its appointment as successor trustee or custodian for such accounts, as applicable, Purchaser shall perform the services and carry out the duties and obligations required of it under the applicable plans, the Code and Applicable Law. If, notwithstanding the foregoing, as of any Closing Date, Purchaser shall be unable to retain deposit liabilities in respect of an Employee Pension Plan, IRA, Keogh Plan or other retirement plan, such deposit liabilities shall be considered “Excluded Deposits.”

Section 7.13 Updated Schedules. (a) On the fifth (5th) day prior to any Closing Date anticipated by the parties, Seller shall deliver to Purchaser updated versions of the following schedules so that they are as of a date no earlier than last day of the month preceding the Closing Date (such date, the “Update Date”): Schedule 1.1(a) (Assumed Deposits), Schedule 1.1(c)(i) (Business Employees), Schedule 1.1(c)(ii) (Affiliated Employees), Schedule 1.1(g) (Purchased Credit Card Accounts and Receivables), Schedule 1.1(h) (Purchased Overdrafts), Schedule 1.1(l) (Transferred Business Banking Relationships), Schedule 1.1(m) (Transferred Wealth Management Relationships), Schedule 2.1(a)(1) (Purchased Real Property), Schedule 2.1(a)(2) (Real Property Leases), Schedule 2.1(a)(5)(i) (Purchased ATMs), Schedule 2.1(a)(5)(ii) (ATM Real Property Leases), Schedule 2.1(a)(6) (Purchased Loans), Schedule 2.1(a)(8) (CRA Assets), Schedule 2.1(a)(9) (Assumed Letters of Credit). The Seller Entities and Purchaser agree that the updated versions of the foregoing Schedules shall be prepared using the same methodology and criteria used in preparing the Schedules attached to this Agreement.

(b) In connection with delivery of each Final Closing Statement Seller shall deliver to Purchaser updated versions of the following schedules, so that they are as of a Closing Date (such schedules, collectively, the “Final Schedules” applicable to such Closing Date): Schedule 1.1(a) (Assumed Deposits), Schedule 1.1(c)(i) (Business Employees), Schedule 1.1(c)(ii) (Affiliated Employees), Schedule 1.1(g) (Purchased Credit Card Accounts and Receivables), Schedule 1.1(h) (Purchased Overdrafts), Schedule 1.1(l) (Transferred Business Banking Relationships), Schedule 1.1(m) (Transferred Wealth Management Relationships), Schedule 2.1(a)(1) (Purchased Real Property), Schedule 2.1(a)(2) (Real Property Leases), Schedule 2.1(a)(5)(i) (Purchased ATMs), Schedule 2.1(a)(5)(ii) (ATM Real Property Leases), Schedule 2.1(a)(6) (Purchased Loans), Schedule 2.1(a)(8) (CRA Assets), Schedule 2.1(a)(9) (Assumed Letters of Credit). The Seller Entities and Purchaser agree that the updated versions of the foregoing Schedules shall be prepared using the same methodology and criteria used in preparing the Schedules attached to this Agreement.

ARTICLE VIII

FURTHER AGREEMENTS

Section 8.1 Conduct of the Transferred Business Prior to the Closing. (a) From the date hereof until the earlier of the Final Closing Date and the termination of this Agreement, the Seller Entities shall, consistent with the other provisions of this Agreement: (i) use reasonable best efforts to, and cause their applicable Subsidiaries to use their respective reasonable best efforts to, conduct the Transferred Business (or any portion thereof with respect to which a Closing has not occurred) in the ordinary course consistent with past practice and maintain, generally, their existing relations and goodwill with Banking Center Customers associated with the Banking Centers with respect to which a Closing has not occurred and vendors and suppliers to the Transferred Business (or any portion thereof with respect to which a Closing has not occurred); (ii) use their ordinary course efforts to, and cause their applicable Subsidiaries to use their respective ordinary course efforts to, consistent with historical and customary past practices, preserve in all material respects, and with respect to the Banking Centers with respect to which a Closing has not occurred, the mix, type and aggregate amount of the Purchased Assets and Assumed Liabilities, including the Assumed Deposits, provided that the agreement by the Seller Entities to use their ordinary course efforts shall not be construed as any promise, representation or guarantee by the Seller Entities that such mix, type and amount will in fact be maintained and may in fact be materially different as of any Closing Date, and the occurrence of such event shall not, in and of itself, be considered a breach of the Seller Entities’ obligations under this Section 8.1(a); and (iii) between the date hereof and the Primary Closing, Seller will continue to maintain the Banking Centers in accordance with its national pricing strategy, except that Seller may in its sole discretion adjust its rates and pricing to respond to actions taken in the market by Purchaser.

(b) From the date hereof until the earlier of the Final Closing Date or the termination of this Agreement, except as (i) otherwise expressly contemplated by this Agreement, (ii) consented to in writing in advance by Purchaser (which consent shall not be unreasonably withheld or delayed), or (iii) required by Applicable Law, the Seller Entities, as applicable, shall not, and shall cause their applicable Subsidiaries not to:

(1) except as disclosed on Schedule 2.2(a)(3), (i) materially increase or reduce the number of persons employed in the Transferred Business, (ii) increase the compensation or benefits payable to any Business Employees or Affiliated Employees by an aggregate amount that is greater than 4% of base salary or base wage (in connection with Seller’s ordinary annual performance evaluation cycle) or by any amount (in any other case), (iii) promote any Business Employee or Affiliated Employee to the position of vice president or any more senior position, or (iv) enter into any Employment Plan or any collective bargaining agreement with respect to the Transferred Business Employees; provided, however, that nothing in this Section 8.1(b)(1) shall limit the ability of the Seller Entities and any of their respective Subsidiaries to adopt, modify, amend or terminate any employee benefit plan, program, policy, arrangement or practice that is or may become applicable to the employees of the Seller Entities generally; provided, further, that the Seller Entities shall promptly notify Purchaser of any such adoption, modification, amendment or termination that affects any Business Employee or Affiliated Employee;

(2) terminate or materially modify in any manner materially adverse to the Seller Entities any Real Property Lease; or place or permit to be placed, any Lien (other than a Permitted Lien) upon any of the Purchased Assets;

(3) fail to maintain the Business Premises in a condition substantially the same as of the date of this Agreement, ordinary wear and use excepted;

(4) fail to maintain in effect all property, liability, fire and casualty insurance in effect as of the date hereof, on substantially the same terms as currently in effect, with regard to the Business Premises or Purchased Assets;

(5) terminate or materially modify any Assumed Agreement, except as required by its existing terms, including as a result of action by the other party to such Assumed Agreement;

(6) close, sell, consolidate or relocate or materially alter any of the Banking Centers;

(7) amend or modify, including by entering into any forbearance agreement with respect to, any Purchased Loan in any manner materially adverse to Seller or its Subsidiaries or in any manner other than in the ordinary course of business and consistent with the written loan policies of Seller and its Subsidiaries as of the date hereof;

(8) sell, transfer or convey any material property that is part of the Purchased Assets, other than in the ordinary course of business;

(9) release, compromise, or waive any material claim or right that is part of the Purchased Assets, other than in the ordinary course of business;

(10) settle or compromise any litigation or investigation if such settlement or litigation would reasonably be expected to impose any material obligation or liability on the Purchased Assets, the Assumed Liabilities or Purchaser or any of its Subsidiaries (other than any settlement or compromise providing solely for the payment of money damages that is included as a liability on the Closing Statement or Final Closing Statement);

(11) other than in the ordinary course of business consistent with past practice or as determined to be necessary or advisable by Seller in the reasonable bona fide exercise of its discretion based on changes in market conditions applicable to the Transferred Business, materially alter its interest rate, credit policies or fee pricing policies or practices with respect to the Assumed Deposits and the Purchased Loans provided, however, that Seller shall be permitted to take such actions with respect to the Assumed Deposits to the extent reasonably deemed necessary to preserve the mix, type and aggregate amount of the Assumed Deposits; or

(12) agree to take any of the actions listed in the foregoing clauses (1) through (11).

Section 8.2 Real Property Leases and ATM Leases. (a) Seller shall use its reasonable best efforts (which shall not require Seller to pay any money or other consideration to any Person or to initiate any claim or proceeding against any Person) to cause every landlord of a Real Property Lease or ATM Real Property Lease, the consent of which is required under the terms of the applicable Real Property Lease or ATM Real Property Lease to the assignment of such Real Property Lease or ATM Real Property Lease to Purchaser, to execute in favor of Purchaser a Landlord Consent.

(b) If, despite Seller’s reasonable best efforts, a Landlord Consent to assignment of a Real Property Lease or ATM Real Property Lease cannot be obtained, or cannot be obtained without the payment of an assignment fee or similar lump sum or rent increase, Seller shall, if permitted without the consent of the landlord under the Real Property Lease or ATM Real Property Lease, sublease the Business Premises or ATM location to Purchaser pursuant to a sublease agreement which shall be, to the extent permitted, for the remainder of the existing term of the Real Property Lease or ATM Real Property Lease, as applicable, and which shall provide for Purchaser to perform all of the obligations of Seller under such Real Property Lease or ATM Real Property Lease and which otherwise shall contain mutually agreeable terms (a “Sublease Agreement”).

(c) Purchaser shall use its reasonable best efforts to cooperate with Seller’s attempts to obtain each Landlord Consent or its approval of a Sublease Agreement, but shall not be obligated to pay any consideration or grant any concession in connection therewith.

(d) Notwithstanding anything to the contrary contained in this Agreement, if Seller is unable to obtain for Purchaser the right to occupy a Business Premise, whether pursuant to a Landlord Consent or a Sublease Agreement or otherwise, Purchaser shall not be entitled to terminate this Agreement and Purchaser shall remain obligated to perform all of its obligations hereunder, including, without limitation, the assumption of the Assumed Deposits without any reduction or adjustment to the consideration to be paid by Purchaser as provided in this Agreement.

Section 8.3 UCC-1 Assignment and Other Documents. (a) Seller shall use its reasonable best efforts to deliver to Purchaser at each Closing all signed UCC-1 financing statements and UCC-3 assignments of financing statements, endorsed notes, participations, assignments of mortgages in recordable form and all other documentation necessary to effect the assignment of the Purchased Loans (including all related collateral) and the Assumed Letters of Credit to Purchaser relevant on such Closing Date. The out-of-pocket costs and expenses of preparing and filing any such documentation shall be split equally between Seller and Purchaser.

(b) In accordance with Article 9 of the UCC, from the date hereof until the applicable Closing Date, Seller shall make all filings of continuation statements necessary to maintain perfection of security interests related to the Purchased Loans and Assumed Letters of Credit.

Section 8.4 Letters of Credit. In the event that any Assumed Letter of Credit cannot be assigned to Purchaser, on the applicable Closing Date, Purchaser and Seller shall enter into a participation agreement in customary form reasonably satisfactory to Purchaser and Seller pursuant to which Purchaser shall acquire and assume all of Seller’s rights and obligations under such Assumed Letters of Credit and become entitled to all reimbursements thereunder. If a Secondary Sale includes any Assumed Letters of Credit that cannot be assigned, the parties will cooperate reasonably to replicate the foregoing, consistent with the objective set forth in Section 2.5.

Section 8.5 Form of Transfer. Seller and Purchaser may by mutual written agreement at any time change the method of transferring the Transferred Business from Seller to Purchaser (or a Secondary Sale Purchaser, as the case may be) in order to achieve, in a more efficient manner, the business, financial accounting, regulatory and tax objectives of Seller and Purchaser in connection with the transactions contemplated by this Agreement; provided, however, no such change shall alter or change the amount of consideration to be paid by Purchaser as provided in this Agreement.

Section 8.6 Conversion Plan, Data Processing and Related Matters

(a) The parties hereto agree to cooperate to employ their reasonable best efforts to plan, execute and complete the Conversion in an orderly and efficient manner pursuant to the Conversion Plan. As promptly as practicable after the date hereof, Purchaser and Seller shall each appoint qualified staff members to act as project managers for the Conversion (each, a “Conversion Project Manager”). Such Conversion Project Managers shall act as the principal contacts between the parties on matters relating to the Conversion, and shall coordinate the assignment of personnel as required and generally facilitate the planning, execution and completion of the Conversion pursuant to the Conversion Plan. In addition to any conversion of the data and systems files as part of the Conversion pursuant to the Conversion Plan, the parties shall reasonably cooperate in performing such tasks as may be outlined in the Conversion Plan (as defined below), including the collection and input of relevant data, development of new operating procedures and design of forms, in each case, as mutually agreed by the parties.

(b) Purchaser and Seller shall each bear all out-of-pocket costs and expenses associated with their respective area of responsibility as defined in the Conversion Plan, including costs and expenses (including the costs and expenses incurred by the Seller Entities or their respective Affiliates) incurred in converting, moving, storing, archiving, adapting or otherwise transferring or facilitating the transfer of any data, information, securities, records, files and systems from the systems and facilities of the Seller Entities and their respective Affiliates to the systems and facilities of Purchaser and its Affiliates (including costs with respect to computer programs, data processing, deconversion, data extraction, third-party charges and filing fees) provided, however, that, notwithstanding anything to the contrary in this Section 8.6 or otherwise in this Agreement, Purchaser shall not be liable hereunder for any termination fees, penalties or other break costs incurred by the Seller Entities or any of their respective Subsidiaries as a result of the Conversion. Purchaser and Seller each agrees to promptly reimburse the other in accordance with the Conversion Plan. Purchaser further agrees that (i) it shall bear all of its out-of-pocket costs and expenses, and shall bear 50% of the Seller Entities’ out-of-pocket and internal costs and expenses (such internal costs and expenses to be allocated in accordance with Seller’s standard internal allocation methodology, consistently applied), associated with the conversion of branches required to be sold to a third party in a Secondary Sale as a result of a Remedial Action and (ii) it shall bear all of its and the Seller Entities’ out-of-pocket costs and expenses, and all of the Seller Entities’ internal costs and expenses (such internal costs and expenses to be allocated in accordance with Seller’s standard internal allocation methodology, consistently applied), associated with the conversion of any branches to be sold to a third party in any other Secondary Sale; provided, however, that the out-of-pocket and internal costs and expenses of the Seller Entities required to be borne by Purchaser under this Section 8.6(b) shall not exceed nine million dollars ($9,000,000).

(c) In connection with the conversion activities described in subsections (a) and (b) immediately above, and subject to Applicable Law and Exhibit A, it is further agreed that:

(1) Purchaser will review, subject to Section 7.1, current operations of the Transferred Business and Purchaser and Seller shall cooperate and use their reasonable best efforts to develop a mutually agreeable written plan within forty-five (45) days of the date hereof (as it may be amended from time to time, the “Conversion Plan”), which Conversion Plan shall (i) set forth the plan, procedures, scheduling methodology, resources and expenditures required to fully effect the Conversion by the end of the weekend immediately after the Closing Date (or such other date as may be agreed by the parties), (ii) include interim target dates for the completion of integral items to the Conversion; and (iii) provide that conversion items integral to the operation of the Transferred Business, as identified by Purchaser, shall have the earliest target completion dates in the Conversion Plan; and

(2) as of the Closing Date, the Seller Entities will provide Purchaser with existing customer, account and transaction data feeds related to the Transferred Business in order to allow Purchaser to comply with applicable legal and contractual anti-money laundering and privacy requirements on and after the Closing Date.

(d) The parties agree to cooperate to schedule arrangements for change in displays and advertisements at the Banking Centers such that on the next Business Day following a Closing Date, no Signage shall be displayed at the Banking Centers, either internally or externally. To the extent that any Signage shall remain at a Banking Center, Purchaser shall use its reasonable best efforts to remove such Signage prior to the next Business Day following the Closing Date and to retain such Signage for later collection by the Seller Entities.

(e) The parties agree to address certain transitional matters addressed in Exhibit A in accordance with the provisions of Exhibit A.

(f) The activities contemplated in this Section 8.6 shall be implemented in a comparable manner in connection with Secondary Sales. As of the date hereof, the parties have entered into the Transition Services Agreement attached as Exhibit A. The parties further agree to cooperate reasonably and in good faith to prepare and enter into such separate Transition Services Agreements with each Secondary Sale Purchaser as shall be reasonable under the circumstances to accommodate the logistics of the individual Closings.

Section 8.7 Seller Intellectual Property. (a) Except as specifically provided in this Section 8.7, Purchaser acknowledges and agrees that none of Purchaser or its Affiliates is purchasing, acquiring, receiving a license to or otherwise obtaining any right, title or interest in, to or under any Intellectual Property owned or licensed by the Seller Entities or any of their respective Affiliates, including the Seller Entity Names.

(b) Except as provided in this Section 8.7, as of and following the Closing, Purchaser shall, and shall cause its Affiliates to, cease and discontinue promptly after the Closing any and all uses of any and all Intellectual Property owned or licensed by the Seller Entities or any of their respective Affiliates, including any Seller Entity Names. Except as provided in this Section 8.7, Purchaser agrees that, as of and following the Closing, none of Purchaser not any of its Affiliates shall have any right, title or interest in, or any authority or license to use or allow others to use in any manner whatsoever, any Intellectual Property owned or licensed by the Seller Entities or their respective Affiliates, and any such right, title, interest, authority, license or sublicense or other arrangement relating thereto (whether written or oral) existing prior to the Closing, shall automatically terminate simultaneously with and effective as of the Closing. Notwithstanding the foregoing and only to the extent that use of labeling, stationery, business forms, supplies, ATM cards, debit cards, gift cards, checks, deposit slips and envelopes (but excluding any advertising, marketing or other promotional materials) existing on the Business Premises, in the inventory of Purchaser or any of its Affiliates or in the possession of a Banking Center Customer, in each case, that bear a Seller Entity Name as of the Closing (the “Business Material”) cannot be commercially reasonably avoided after the Closing by Purchaser and its Affiliates, Purchaser and such Affiliates shall have, subject to the execution by Purchaser and such Affiliates of the License Agreement, a limited, non-transferable, non-sublicensable, royalty-free, non-exclusive right to use and deplete the Business Materials for a thirty- (30) day period following the Closing Date (such right, the “Seller Entity Name License” and such period, the “Transitional Period”); provided, however, that (i) none of Purchaser or any of its Affiliates shall take any action that could reasonably be expected to impair the value of or goodwill associated with the Seller Entity Names, (ii) Purchaser and its Affiliates shall use the Business Materials and make any use of the Seller Entity Names pursuant to this Section 8.7 in substantially the same forms, and for substantially the same purposes, as a Seller Entity is using such Seller Entity Names in connection with the operation and conduct of the Transferred Business immediately prior to the Closing, but not including any advertising, marketing or other promotional activities and (iii) Purchaser and its Affiliates shall use their reasonable best efforts to minimize their respective use of the Seller Entity Names and shall cease using the Seller Entity Names on such Business Materials as set forth in the License Agreement and in any event within the Transitional Period. For clarity, the foregoing activities during the Transitional Period will be for wind-down purposes only, and none of Purchaser or any of its Affiliates shall actively use the Seller Entity Names in any advertising, marketing or other promotional activities during the Transitional Period.

(c) Purchaser, for itself and its Affiliates, acknowledges and agrees that, (i) as between the parties hereto, the Seller Entities and their respective Affiliates own or have the exclusive right to use any and all of the Seller Entity Names and, except as otherwise expressly provided in this Section 8.7, none of Purchaser or any of its Affiliates shall, as of the Closing, have any rights in or to the Seller Entity Names, (ii) none of Purchaser or any of its Affiliates shall contest the ownership or validity of any rights of the Seller Entities or any of their respective Affiliates in or to the Seller Entity Names, and (iii) none of Purchaser or any of its Affiliates shall adopt, use, register or attempt to register any of the Seller Entity Names or instruct others to do so. Purchaser, for itself and its Affiliates, agrees and shall ensure that any use of the Seller Entity Names as permitted in this Section 8.7 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Seller Entities and their respective Affiliates used such Seller Entity Names prior to the Closing. Purchaser, for itself and its Affiliates, agrees that, after the Closing, none of Purchaser or any of its Affiliates, will expressly, or willingly by implication, do business as or represent themselves as any Seller Entity or any Affiliate of the Seller Entities and the personnel of Purchaser or any of its Affiliates shall not, and shall have no authority to, as of the Closing, hold themselves out as officers, employees or agents of the Seller Entities or any of their respective Affiliates.

(d) Purchaser, on behalf of itself and its Affiliates, agrees that Purchaser and its Affiliates shall indemnify and hold harmless the Seller Entities and their respective Affiliates from and against all Damages that arise out of, relate to or result from use of the Seller Entity Names by Purchaser during the Transitional Period.

(e) The activities contemplated in this Section 8.7 shall be implemented in a comparable manner in connection with a Secondary Sale.

Section 8.8 Enhancements and Debt Protection Services. After the Closing Date, and for so long as any Purchased Credit Card Accounts and Receivables remain outstanding, Purchaser agrees to continue any Enhancements or Debt Protection Services currently in existence in respect of such Purchased Credit Card Accounts and Receivables on terms substantially similar to those currently offered by Seller or its applicable Affiliates with respect to the Purchased Credit Card Accounts and Receivables.

Section 8.9 Secondary Sales. Purchaser and Seller agree that with respect to the Secondary Sales, Purchaser may, subject to Section 14.2, assign its rights to purchase a total of up to sixty (60) Banking Centers and related Purchased Assets and its obligations to assume related Assumed Liabilities (x) to no more than two (2) purchasers in connection with Elective Sales, which assignments shall not result in Seller being required to complete more than two (2) conversions of any portion of the Transferred Business, provided that no Banking Center in the Expanded Footprint shall be the subject of an Elective Sale, and (y) additional third party purchasers as necessary in connection with Remedial Sales. Purchaser and Seller shall mutually agree to the schedule for all conversions.

Section 8.10 Wrong Pocket Assets. Unless otherwise specifically provided in Exhibit A, if at any time or from time to time after each Closing Date, any Seller Entity, on the one hand, or Purchaser, on the other, shall receive or otherwise possess any asset (including cash) that should belong to another Person pursuant to this Agreement, such Seller Entity or Purchaser agree to promptly transfer, or cause to be transferred, such asset to the Person so entitled thereto.

ARTICLE IX

EMPLOYMENT AND BENEFIT MATTERS

Section 9.1 Transferred Business Employees. (a) Offers of Employment. Subject to Applicable Law, at least thirty (30) days (unless an earlier date is required by Applicable Law) prior to the Primary Closing Date and effective as of the Primary Closing Date, (i) Purchaser shall make, and shall use reasonable best efforts to cause to be accepted, a Comparable Job Offer to all Business Employees and Wealth Management Employees (excluding Retained Employees) and (ii) Purchaser shall make, and shall use reasonable best efforts to cause to be accepted, a Comparable Job Offer to all such Affiliated Employees (other than the Wealth Management Employees) whom Purchaser reasonably determines, in good faith, are likely to meet Purchaser’s reasonable employment qualifications in respect of Purchaser’s business needs following the Primary Closing Date both in terms of the transactions contemplated by this Agreement and Purchaser’s internal business needs outside the context of such transactions; provided, however, that the Purchaser shall provide to the Seller, within seventy-five (75) days following the date of this Agreement, a list of such Affiliated Employees to whom Purchaser shall make a Comparable Job Offer. Purchaser’s employment of the Transferred Business Employees shall be deemed to commence at 11:59 p.m. on the Primary Closing Date, without regard to whether the Transferred Business Employee is actively at work on the Primary Closing Date in the case of an employee who on the Primary Closing Date is absent from work due to a vacation, jury duty, funeral leave or personal day. Notwithstanding the foregoing, to the extent that a Business Employee or an Affiliated Employee who has accepted Purchaser’s offer is not available to perform services on the Primary Closing Date because on the Primary Closing Date such employee is on sick leave, short-term disability, workers compensation leave, military leave, leave of absence under the Family Medical Leave Act or other leave of absence approved by a Seller Entity or one of its Affiliates (other than a vacation, jury duty, funeral leave or personal day), he or she shall remain an employee of the Seller Entities or one of their respective Affiliates (except as otherwise required by Applicable Law); provided that Purchaser shall hire such Business Employee or Affiliated Employee if such Business Employee of Affiliated Employee returns to work no later than the date that is the earlier of the scheduled return date (including any approved extensions thereto) and six (6) months from the date of commencement of such leave, unless such Employee is entitled to reemployment under the Uniformed Services Employment and Reemployment Act, in which case Purchaser shall not be obligated hire such Employee unless the return date is no later than twelve (12) months following the Primary Closing Date, and, for purposes of this Agreement, such Employee shall become a Transferred Business Employee as of the date active employment with Purchaser commences and, to the extent applicable, references in this Section 9.1 to the “Primary Closing Date” shall relate to the date on which active employment commences. Those Business Employees and Affiliated Employees who do not accept Comparable Job Offer from Purchaser shall not be considered Transferred Business Employees for any purpose of this Agreement. Each of the Transferred Employees shall be provided by the Purchaser with an aggregate annual amount of paid time-off under the plans of the Purchaser equal to such Transferred Employee’s current aggregate annual amount of paid time-off, which, for clarity, takes into account and grandfathers all service with the Seller Entities and their Affiliates (including vacation time, personal time and sick time); provided that the Purchaser may allocate such aggregate annual amount of paid time-off in a manner consistent with the policies of the Purchaser.

(b) Termination of Employment with the Seller Entities. As of the Primary Closing Date, the Transferred Business Employees shall cease active participation in each Employee Plan and shall have a “separation from service” as that term is defined by Section 409A of the Code and the regulations promulgated thereunder. The Seller Entities and their respective Affiliates shall retain all assets and Liabilities for the Business Employees and the Affiliated Employees, respectively, under the Employee Plans. The Seller Entities and their respective Affiliates shall be liable for all eligible claims for benefits under the Employee Plans that are welfare plans that are incurred by the Transferred Business Employees on or prior to the Primary Closing Date. For purposes of this Agreement, the following claims shall be deemed to be incurred as follows: (i) life, accidental death and dismemberment, business travel accident, disability and workers compensation insurance benefits, upon the event giving rise to such benefits; and (ii) health, vision, dental and/or prescription drug benefits, on the date such services, materials or supplies were provided. Prior to the Primary Closing Date, the Seller Entities shall request “good leaver” status from the Remuneration Committee of HSBC Holdings plc with respect to any outstanding awards under the HSBC Holdings plc Share Plan.

(c) Benefits Following the Primary Closing Date. Effective as of the Primary Closing Date, Purchaser shall provide the Transferred Business Employees with the same employee benefit plans and programs as those that are provided to similarly situated employees of Purchaser (both by job classification or status and by geographic location). For purposes of determining (i) eligibility to participate in and vesting under applicable employee benefit plan of Purchaser or its Affiliates (other than under any employee stock ownership or option plan), (ii) the banking privileges and perquisites applicable to the Transferred Business Employees, (iii) retirement eligibility under any Purchaser plan providing for the grant of equity awards, (iv) for benefit accrual purposes only for vacation, paid time off and severance benefits and (v) and level of pay credits under a cash balance plan, in each case, as applicable, each Transferred Business Employee shall be credited with the years of service he or she has been credited with under the comparable Employee Plans; provided that such service shall not be recognized for purposes of (x) grandfathering and/or benefit accruals under any Purchaser defined benefit retirement plan, (y) retiree medical benefits (but it shall be recognized for access-only retiree medical, if applicable) or (z) any employee stock ownership or option plan. Purchaser shall (i) deem satisfied any preexisting conditions and waiting periods under the welfare benefit plans of Purchaser that provide healthcare benefits in which the Transferred Business Employees are eligible to participate to the same extent that such conditions and waiting periods were satisfied under the comparable Employee Plan and (y) subject to the Seller Entities providing Purchaser with the applicable information with respect to each

Transferred Business Employee in a form that Purchaser determines is administratively feasible to take into account under its plans, cause such plans to honor any expenses incurred by such Transferred Business Employees and their eligible dependents under Employee Plans that are healthcare benefit plans during the portion of the calendar year in which they become Transferred Business Employees for purposes of satisfying applicable deductible, co-insurance, maximum out-of-pocket, and similar expenses, to the same extent that such expenses were recognized under the comparable Employee Plan. Purchaser shall not provide any payment or incentive to any Transferred Business Employee to induce such employee to elect continued participation in any healthcare benefit plan of the Seller Entities.

(d) Severance. (i) Termination of Transferred Business Employees Following the Primary Closing Date. Purchaser shall pay, or cause to be paid, severance and provide benefits in accordance with the severance schedule set forth on Schedule 9.1(d)(i)(A), to each Transferred Business Employee whose employment is terminated by Purchaser or any Affiliate of Purchaser without “cause” (within the meaning set forth on Schedule 9.1(d)(i)(B)) within twelve (12) months after the Primary Closing Date, subject to the execution, delivery and non-revocation of a release of claims in favor of Purchaser, the Seller Entities and the respective Affiliates of Purchaser and the Seller Entities.

(ii) Termination of Business Employees who do not become Transferred Business Employees. With respect to Business Employees and Affiliated Employees who do not become Transferred Business Employees for any reason (other than due to having rejected a Comparable Job Offer), (A) Purchaser shall be responsible for reimbursing the Seller Entities or their respective Affiliates, as applicable, for any severance benefits but not greater than those described on Schedule 9.1(d)(i)(A) to the extent a Business Employee or Affiliated Employee rejects an offer of employment from Purchaser that was not a Comparable Job Offer and (B) the Seller Entities and their respective Affiliates shall retain and shall satisfy all severance benefits payable to any other Business Employees or Affiliated Employees, respectively. Except as may otherwise be required by Applicable Law, none of the Seller Entities, Purchaser or any of their respective Affiliates shall pay or provide severance benefits to any Business Employee and Affiliated Employee who receives a Comparable Job Offer from Purchaser and does not accept such offer. Nothing in this Section 9.1(d)(ii) is intended to conflict with the provisions of Section 9.1(g), but in the event of an inconsistency, Section 9.1(d)(ii) shall govern. Subject to Applicable Law, the Seller Entities, their applicable Affiliates and Purchaser shall cooperate to take commercially reasonable steps to reduce, to the extent possible, the likelihood that severance benefits will be required to be paid to any Business Employees or Affiliated Employees who do not become Transferred Business Employees; provided, however, that, in no event, shall Purchaser or the Seller Entities be required to find alternative employment for such employees at Purchaser or the Seller Entities or one of their respective Affiliates.

(e) Retirement Plans. Effective as of the Primary Closing Date, to the extent permitted by Applicable Law, the Seller Entities shall take action to provide that the account balances and accrued benefits, as applicable, of all Transferred Business Employees under the tax-qualified employee savings plan(s) (the “Seller’s Savings Plan”) and pension plan(s) that are sponsored by the Seller Entities or any of their respective Affiliates in the United States in which the Transferred Business Employees participated immediately prior to the Primary Closing Date shall vest in full. Purchaser shall take all action necessary to permit Purchaser’s tax-qualified employee savings plan(s) maintained in the United States and in which Transferred Business Employees participate to accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) for the benefit of participating Transferred Business Employees.

(f) Annual Incentives. (i) The Seller Entities shall be liable for the payment of all formulaic incentive bonuses and annual discretionary bonuses to the Transferred Business Employees with respect to the calendar year commencing on January 1, 2011 and ending on December 31, 2011. In addition, the Seller Entities shall be liable for the payment of any formulaic incentive bonuses, including monthly, quarterly and semi-annual incentive bonuses, to the Transferred Business Employees with respect to the period commencing on January 1, 2012 and ending on the Primary Closing Date. Such payments shall be made consistent with past practice of the applicable Seller Entity, notwithstanding that Transferred Business Employees may not be employed by the Seller Entities or any of their respective Affiliates at the time of payment.

(ii) The Purchaser shall provide Transferred Business Employees an annual discretionary bonus opportunity prorated for calendar year 2012, based upon the number of days elapsed between the Primary Closing Date and December 31, 2012 (with the amount, if any, determined consistent with Purchaser’s internal methodology for awarding annual discretionary bonuses). The Seller shall be responsible for and shall pay to the Transferred Business Employees a prorated portion of the annual discretionary bonuses accrued for the Transferred Business Employees prior to the Primary Closing Date, calculated using accruals for performance year 2011, based upon the number of days elapsed between January 1, 2012 and the Primary Closing Date. For purposes of clarity, the Seller Entities and their respective Affiliates shall retain all liabilities for, and shall be responsible for the payment of, any formulaic incentive bonus amounts payable to the Transferred Business Employees for performance periods occurring prior to Primary Closing Date under any formulaic incentive plans maintained by the Seller Entities or their Affiliates (for example, under any monthly, quarterly or commissions-based plans), and such formulaic incentive plans shall not be taken into consideration when determining the obligations of the Purchaser and the Seller Entities under this Section 9.1(f)(ii).

(g) WARN Act. The parties hereto agree to cooperate in good faith, including by sharing information about terminations of employment in a timely manner, to determine whether any notification may be required under the WARN Act as a result of the transactions contemplated by this Agreement. Purchaser shall be responsible for providing any notice (or pay in lieu of notice) required pursuant to the WARN Act with respect to a layoff or plant closing involving Transferred Business Employees that occurs on or after the Primary Closing Date. Subject to Section 9.1(d)(ii), the Seller Entities and their respective Affiliates shall be responsible for providing any such notice (or pay in lieu of notice) with respect to a layoff or plant closing occurring prior to, on or after the Primary Closing Date and involving Business Employees or Affiliated Employees, respectively who do not become Transferred Business Employees.

(h) Employee Communications. Any communications by Purchaser with the Business Employees and/or Affiliated Employees prior to the Primary Closing Date shall be subject to and in compliance with the terms of this Agreement. Written communications from Purchaser to Business Employees and/or Affiliated Employees shall be subject to prior review, comment and approval by the Seller Entities and their respective Affiliates. The Seller Entities shall not make any promises or commitments to the Business Employees or Affiliated Employees with respect to employment by Purchaser or the terms and conditions thereof.

(i) Banking Privileges. Purchaser agrees to provide the Transferred Business Employees with the same banking privileges, if any, that Purchaser generally provides to similarly situated employees of Purchaser (both by job classification or status and by geographic location).

(j) No Third-Party Rights. No provision of this Section 9.1 shall create any third-party beneficiary rights in any Business Employee or Affiliated Employee (including any beneficiary or dependent thereof) nor is it intended to amend or alter any benefit plan of the Seller Entities or any of their respective Affiliates, or limit the ability of the Purchaser or its Affiliates to amend their benefits plans in any respect at any time nor guarantee any Transferred Business Employee the right to continued employment for any period.

Section 9.2 Transferred Business Employees. Notwithstanding anything in Section 9.1 to the contrary:

(a) It is understood and agreed that the Seller Entities and Purchaser shall cooperate to effectuate the provisions of this Article IX with respect to any Secondary Sales.

(b) Purchaser and the Seller Entities shall work together and reasonably cooperate to delay the separation from the Seller Entities and the start date with Purchaser, or Secondary Purchaser, as the case may be, for any Transferred Business Employees who either (i) are necessary to assist the Seller Entities in fulfilling their obligations under the Transition Services Agreement, or (ii) will become employees of the Secondary Purchaser, the closing date of which sale occurs after the Primary Closing Date.

ARTICLE X

TAX MATTERS

Section 10.1 Tax Indemnification. (a) With respect to each Closing Date, and each portion of the Transferred Business conveyed at such Closing Date, and except to the extent reflected as a liability in the Final Closing Statement, (i) the Seller Entities shall pay or cause to be paid, shall be liable for, and shall indemnify, defend and hold Purchaser and its Affiliates harmless from and against any and all Excluded Taxes, other than any liability for Taxes resulting from transactions or actions taken by Purchaser on the Closing Date that are properly attributable to the portion of the Closing Date after the Closing, and (ii) Purchaser shall pay or cause to be paid, shall be liable for, and shall indemnify, defend and hold the Seller Entities and their respective Affiliates harmless from and against any and all Taxes relating to the Transferred Business other than Excluded Taxes that are the responsibility of the Seller Entities under the immediately preceding sentence.

(b) Payment in full of any amount due from Purchaser or the Seller Entities under this Section 10.1 shall be made to the affected party in immediately available funds at least two (2) Business Days before the date payment of the Taxes to which such payment relates is due, or, if no Tax is payable, within fifteen (15) days after written demand is made for such payment.

Section 10.2 Refunds, Credits and Carrybacks. (a) The Seller Entities shall be entitled to any refunds or credits of or against any Excluded Taxes that are the responsibility of the Seller Entities under Section 10.1(a). Purchaser shall be entitled to any refunds or credits of or against any Taxes relating to Transferred Business, other than refunds or credits of or against Excluded Taxes that are the responsibility of the Seller Entities under Section 10.1(a).

(b) Purchaser shall promptly forward to the Seller Entities or reimburse the Seller Entities for any refunds or credits due to the Seller Entities (pursuant to the terms of this Article X) after receipt thereof, and the Seller Entities shall promptly forward to Purchaser or reimburse Purchaser for any refunds or credits due Purchaser (pursuant to the terms of this Article X) after receipt thereof.

Section 10.3 Cooperation. Each party hereto shall, and shall cause its Affiliates to, provide to the other party hereto such cooperation, documentation and information relating to the Transferred Business as either of them reasonably may request in: (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or an indemnity obligation under this Article X or a right to refund of Taxes, (iii) conducting any audit, examination, contest, litigation or other proceeding by or against any Taxing Authority or (iv) determining an allocation of Taxes between a Pre-Closing Period and Post-Closing Period. Each party will retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Taxes relating to the Transferred Business for Tax periods ending on or prior to the Closing Date until the later of (x) the expiration of the statute of limitations for the Tax periods to which the Tax

Returns or other documents relate or (y) eight (8) years following the due date (without extension) for such Tax Returns. Thereafter, the party holding such Tax Returns or other documents may dispose of them after offering the other party reasonable notice and opportunity to take possession of such Tax Returns and other documents at such other party’s own expense. Each party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

Section 10.4 Contest Provisions. Each of Purchaser and the Seller Entities shall promptly notify the other in writing upon receipt of notice of any pending or threatened audits or assessments with respect to Taxes for which such other party (or such other party’s Affiliates) may be liable hereunder. The Seller Entities shall be entitled to participate at their expense in the defense of and, at its option, take control of the complete defense of, any Tax audit or administrative or court proceeding relating to Taxes for which it may be liable, and to employ counsel and other advisors of its choice at its expense. Neither party may agree to settle any claim for Taxes for which the other may be liable without the prior written consent of such other party, which consent shall not be unreasonably withheld.

Section 10.5 Transfer Taxes. (a) All Transfer Taxes that are payable or that arise as a result of the consummation of the purchase and sale of the Purchased Assets contemplated by this Agreement shall be paid by the Seller Entities. Any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed by the party primarily or customarily responsible under Applicable Law for filing such Tax Returns, and such party will use its reasonable best efforts to provide such Tax Returns to the other party at least ten (10) Business Days prior to the date such Tax Returns are due to be filed. Such Tax Returns shall be prepared consistent with the Allocation Statement pursuant to Section 3.4(a). Purchaser and the Seller Entities shall cooperate in the timely completion and filing of all such Tax Returns. Purchaser shall promptly pay all Transfer Taxes due with respect to Tax Returns to be filed by Purchaser under this Section 10.5 and Purchaser shall pay to the Seller Entities any Transfer Taxes due with respect to Tax Returns to be filed by the Seller Entities under this Section 10.5 at least two (2) Business Days prior to the due date for the filing of such Tax Returns. Any Transfer Taxes resulting from any subsequent increase in consideration shall be borne in accordance with the provisions of this Section 10.5 and any Tax Returns required to be filed in connection therewith shall be prepared and filed in accordance with the provisions of this Section 10.5. For the avoidance of doubt, any Transfer Taxes resulting from any transfer after the Closing Date of any Purchased Asset or Assumed Liability, or any other property owned after the Closing Date by Purchaser or any of its Affiliates shall be borne by Purchaser and any Tax Returns relating thereto shall be prepared and filed by Purchaser. Purchaser agrees to timely sign and deliver any certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), and file Tax Returns with respect to, such Transfer Taxes.

(b) The parties shall attempt in good faith to agree, on or prior to each Closing Date, on the fair market value of the Business Premises to be transferred and shall prepare and file any Tax Returns required to be filed by them with respect to Transfer Taxes on a basis consistent with any such agreed valuation.

(c) Any party shall have the right to seek a refund of any and all Transfer Taxes paid by it for which it is responsible pursuant to this Section 10.5 at its own expense (subject to the last sentence of this Section 10.5(c)). If so requested, the other party shall cooperate in good faith with the party seeking such refund. Any refund of Transfer Taxes (and any reasonable out-of-pocket expenses incurred by the parties in obtaining such refund, provided, in the case of fees and disbursements paid to any accounting firm, such expenses were incurred after providing reasonable advance notice to and consulting in good faith with the other party) shall be shared between the parties in accordance with the portion of such Tax paid by each such party.

Section 10.6 Coordination. Notwithstanding anything in this Agreement to the contrary, in the event there is a conflict between Article X and any provision contained in any other article of this Agreement, Article X shall control.

Section 10.7 Tax Treatment of Payments. Purchaser, the Seller Entities and their respective Affiliates shall treat any and all payments under this Article X or Article XIII as an adjustment to the consideration, for Tax purposes unless they are required to treat such payments otherwise by applicable Tax laws.

Section 10.8 Limitations and Survival. Notwithstanding anything in this Agreement to the contrary, the indemnification provisions of Section 10.1 are not subject to the limitations of Article XIII and shall survive the Closing until the expiration of the applicable statutes of limitation.

Section 10.9 No Double Recovery. For the avoidance of doubt, neither Purchaser nor any Seller Entity shall be entitled to receive indemnification from the other in respect of all or any portion of any Loss more than once, in each case, whether proceeding under this Article X or Article XIII.

ARTICLE XI

CLOSING CONDITIONS

Section 11.1 Conditions to Obligations of Each Party to Close. The respective obligations of each party to effect the transactions contemplated by this Agreement are subject to the satisfaction or, where legally permitted, waiver by such party, prior to or at the Primary Closing, of each of the following conditions:

(a) No statute, rule, regulation, executive order, decree, ruling, permanent injunction or other permanent order shall have become effective (and final and nonappealable) permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated hereby.

(b) All Regulatory Approvals set forth on Schedule 11.1(b) (the “Required Government Approvals”) shall have been obtained, and any applicable waiting periods relating thereto shall have expired or been terminated early.

Section 11.2 Conditions to Obligation of the Seller Entities to Effect the Primary Closing. The obligation of the Seller Entities to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver (in the sole discretion of the Seller Entities), prior to or at the Primary Closing, of each of the following conditions:

(a) All of the covenants and other agreements required by this Agreement to be complied with and performed by Purchaser on or before the Primary Closing Date shall have been duly complied with and performed in all material respects.

(b) Each of the representations and warranties of Purchaser contained in Article VI shall be true and correct as of the Primary Closing Date as though made on and as of the Primary Closing Date, except (i) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date; and (ii) where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a material adverse effect on Purchaser’s ability to consummate the transactions contemplated by this Agreement (disregarding for purposes of this clause (ii) any qualification in the text of the relevant representation or warranty as to materiality, material adverse effect or Knowledge).

(c) The Seller Entities shall have received at the Primary Closing a certificate dated the Primary Closing Date and validly executed on behalf of Purchaser by an appropriate officer certifying that the conditions specified in Section 11.2(a) and Section 11.2(b) have been satisfied.

Section 11.3 Conditions to Obligation of Purchaser to Effect the Primary Closing. Purchaser’s obligation to effect the transactions contemplated by this Agreement is subject to the satisfaction or waiver (in Purchaser’s sole discretion), prior to or at the Primary Closing, of each of the following conditions:

(a) All of the covenants and agreements required by this Agreement to be complied with and performed by any Seller Entity on or before the Primary Closing Date shall have been duly complied with and performed in all material respects; provided, however, that the Seller Entities shall be deemed to have duly complied with and performed such covenants and agreements in all material respects unless the failure to so perform or comply would have a Material Adverse Effect.

(b) Each of the representations and warranties of the Seller Entities contained in Article V shall be true and correct as of the Primary Closing Date as though made on and as of the Primary Closing Date, except (i) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date; and (ii) where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a Material Adverse Effect (disregarding for purposes of this clause (ii) any qualification in the text of the relevant representation or warranty as to materiality, Material Adverse Effect or Knowledge).

(c) Purchaser shall have received at the Primary Closing a certificate dated the Primary Closing Date and validly executed on behalf of each Seller Entity by an appropriate officer of such Seller Entity certifying that the conditions specified in Section 11.3(a) and Section 11.3(b), to the extent applicable to such Seller Entity, have been satisfied.

Section 11.4 Conditions to Secondary Sale Closing. The Seller Entities’ obligation to effect a Secondary Sale is subject to the satisfaction or waiver (in the reasonable discretion of the Seller Entities), prior to or at the Secondary Sale Closing, of the following conditions:

(a) Purchaser and the applicable Secondary Sale Purchaser shall have entered into an agreement assigning Purchaser’s rights to receive the Transferred Business and the Purchased Assets and its obligation to assume the Assumed Liabilities to such Secondary Sale Purchaser to the extent of the Transferred Business or the Purchased Assets and Assumed Liabilities to be transferred to the Secondary Sale Purchaser, and in Seller’s reasonable judgment the agreement complies with Section 7.11 and with all conditions to assignment in this Agreement, including Section 2.5 and Section 14.2.

(b) The Seller Entities shall have received at such Secondary Sale Closing a certificate dated the Closing Date of such Secondary Sale and validly executed on behalf of Purchaser by an appropriate officer certifying that the condition specified in Section 11.4(a) has been satisfied.

ARTICLE XII

TERMINATION

Section 12.1 Termination. This Agreement may be terminated at any time prior to the Primary Closing Date:

(a) by mutual written consent of Purchaser and Seller;

(b) by Purchaser or Seller if (i) any Governmental Entity that must grant a Required Government Approval has denied such Required Government Approval, and such denial has become final and nonappealable or (ii) any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, unless, in either case, such denial of approval or issuance of such order arises out of, or results from, a material breach by the party seeking to terminate this Agreement of any representation, warranty, covenant or agreement of such party in this Agreement; provided that failure to obtain a Required Governmental Approval as a result of Purchaser’s breach, without regard to the materiality thereof, of Section 7.2(b) shall not give Purchaser any right to terminate this Agreement; provided further that failure to obtain a Required Governmental Approval as a result of a Seller Entities’ breach, without regard to the materiality thereof, of Section 7.2(b) shall not give Seller any right to terminate this Agreement;

(c) by Purchaser or by the Seller Entities, if the Primary Closing shall not have occurred on or before the Outside Date; unless the failure of the Primary Closing to occur by such date arises out of, or results from, a material breach by the parties seeking to terminate this Agreement of any representation, warranty, covenant or agreement of such parties in this Agreement; provided, that Purchaser’s breach, without regard to the materiality thereof, of Section 7.2(b) shall not give Purchaser any right to terminate this Agreement; provided further that a Seller Entities’ breach, without regard to the materiality thereof, of Section 7.2(b) shall not give Seller any right to terminate this Agreement; and

(d) (i) by Purchaser, if the Seller Entities have breached any of their covenants or agreements or any of their representations or warranties contained in this Agreement, which breach, individually or in the aggregate, would cause the conditions set forth in Section 11.3(a) or Section 11.3(b) to be not satisfied, and such breach is not cured within forty-five (45) days following written notice to the Seller Entities or cannot, by its nature, be cured prior to the Outside Date; provided that Purchaser is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement, or (ii) by Seller, if Purchaser has breached any of its covenants or agreements or any of its representations or warranties contained in this Agreement, which breach, individually or in the aggregate, would cause the conditions set forth in Section 11.2(a) or Section 11.2(b) to not be satisfied, and such breach is not cured within forty-five (45) days following written notice to Purchaser, or cannot, by its nature, be cured prior to the Outside Date; provided that the Seller Entities are not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement.

Section 12.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 12.1, this Agreement shall forthwith become void and have no effect, and none of the Seller Entities, Purchaser, any of their respective Affiliates or any of the officers, directors or stockholders of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except (i) the confidentiality provisions of Section 7.5 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Purchaser or the Seller Entities shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

ARTICLE XIII

SURVIVAL; INDEMNIFICATION

Section 13.1 Survival of Representations and Warranties. The representations and warranties contained in this Agreement shall survive the Primary Closing for the period set forth in this Section 13.1. All representations and warranties contained in this Agreement and all claims with respect thereto shall terminate eighteen (18) months after the Primary Closing Date, except that (i) the representations and warranties contained in Sections 5.1, 5.2, 5.7, 6.1, 6.2 and 6.7 shall survive until the expiration of the applicable statute of limitations; it being understood that in the event notice of any claim for indemnification under this Article XIII has been given (within the meaning of Section 13.4) within the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive with respect to such claim until such time as such claim is finally resolved. The agreements and covenants contained in this Agreement that by their terms contemplate performance after the Primary Closing Date shall survive the Primary Closing in accordance with their terms.

Section 13.2 Indemnification by the Seller Entities. (a) Each Seller Entity hereby agrees that from and after the Primary Closing it shall, severally but not jointly, indemnify, defend and hold harmless Purchaser and its respective Affiliates, and their respective directors, officers, employees (other than the Transferred Business Employees), agents and their heirs, successors and permitted assigns, each in their capacity as such (the “Purchaser Indemnified Parties” from, against and in respect of any damages, losses, charges, Liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, interest, penalties, and costs and expenses (including removal costs, remediation costs, closure costs, fines, penalties and expenses of investigation and ongoing monitoring, reasonable attorneys’ fees, and reasonable out of pocket disbursements) (collectively, “Losses”) imposed on, sustained, incurred or suffered by, or asserted against, any of the Purchaser Indemnified Parties, whether in respect of third-party claims, claims between the parties hereto, or otherwise, directly or indirectly relating to, or arising out of:

(1) any breach of any representation or warranty made by a Seller Entity under Article V for the period such representation or warranty survives, it being understood that for purposes of this Section 13.2 any qualifications in the text of any such representation or warranty relating to materiality, Material Adverse Effect, or Knowledge shall be disregarded for purposes of determining whether such representation or warranty was breached or the amount of Losses;

(2) any breach of any covenant or agreement of a Seller Entity contained in this Agreement; and

(3) any of (i) the Excluded Liabilities (including, for the avoidance of doubt, any of the litigation disclosed in Schedule 5.6 or any of the complaints or arbitrations disclosed in Schedule 5.25(a)(2)) or (ii) Liens that are not Permitted Liens or (iii) or the conduct of the Retained Business after the Primary Closing Date.

(b) No Seller Entity shall be liable to the Purchaser Indemnified Parties for (i) any Losses in respect of Section 13.2(a)(1) for any individual claim (or group of directly related claims) less than twenty-five thousand dollars ($25,000) (each a “de minimis loss”) or (ii) any Losses in respect of Section 13.2(a)(1) unless the Losses therefrom exceed an aggregate amount (including all Losses attributable to any Seller Entity) equal to twenty million dollars ($20,000,000), and then only for Losses in excess of that amount and up to an aggregate amount equal to twenty-five percent (25%) of the Premium.

Section 13.3 Indemnification by Purchaser. (a) Purchaser hereby agrees that from and after the Primary Closing it shall indemnify, defend and hold harmless each Seller Entity, any of its Affiliates, and each of their respective directors, officers, agents and their heirs, successors and permitted assigns, each in their capacity as such (the “Seller Indemnified Parties” and collectively, with the Purchaser Indemnified Parties, the “Indemnified Parties”) from, against and in respect of any Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the Seller Indemnified Parties, whether in respect of third-party claims, claims between the parties hereto, or otherwise, directly or indirectly, relating to, arising out of or resulting from:

(1) any breach of any representation or warranty made by Purchaser under Article VI for the period such representation or warranty survives, it being understood that for purposes of this Section 13.3 any qualifications in the text of any such representation or warranty relating to materiality, material adverse effect, or Knowledge shall be disregarded for purposes of determining whether such representation or warranty was breached;

(2) any breach of a covenant or agreement of Purchaser contained in this Agreement; and

(3) any of the Assumed Liabilities or the conduct of the Transferred Business after the Primary Closing Date.

(b) Purchaser shall not be liable to the Seller Indemnified Parties for (i) a de minimis loss in respect of Section 13.3(a)(1) or (ii) any Losses with respect to the matters contained in Section 13.3(a)(1) unless the Losses therefrom exceed an aggregate amount (including all Losses attributable to any Seller Entity) equal to twenty million dollars ($20,000,000), and then only for Losses in excess of that amount and up to an aggregate amount equal to twenty-five percent (25%) of the Premium.

Section 13.4 Third-Party Claim Indemnification Procedures. (a) In the event that any written claim or demand for which an indemnifying party (an “Indemnifying Party”) may have liability to any Indemnified Party hereunder, other than those relating to Taxes (which are the exclusive subject of Article X), is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third-Party Claim”), such Indemnified Party shall promptly, but in no event more than ten (10) days following such Indemnified Party’s receipt of a Third-Party Claim, notify the Indemnifying Party in writing of such Third-Party Claim, the amount or the estimated amount of damages sought thereunder to the extent then ascertainable (which estimate shall not be conclusive of the final amount of such Third-Party Claim), any other remedy sought thereunder, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided, however, that the failure timely to give a Claim Notice shall affect the rights of an Indemnified Party hereunder only to the extent that such failure has a material prejudicial effect on the defenses or other rights available to the Indemnifying Party with respect to such Third-Party Claim. The Indemnifying Party shall have thirty (30) days (or such lesser number of days set forth in the Claim Notice as may be required by court proceeding in the event of a litigated matter) after receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party that it desires to assume the defense of the Indemnified Party against such Third-Party Claim.

(b) In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third-Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party by appropriate proceedings and shall have the sole power to direct and control such defense at its expense. Once the Indemnifying Party has duly assumed the defense of a Third-Party Claim, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing. The Indemnified Party shall participate in any such defense at its expense unless the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded, based on the written advice of counsel, that representation of both parties by the same counsel would be inappropriate due to actual or potential differing material interests between them. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third-Party Claim; provided, however, that no such prior written consent of the Indemnified Party shall be required to any proposed settlement that involves only the payment of money by the Indemnifying Party, includes as an unconditional term thereof the granting by the person asserting such claim or bringing such action of an unconditional release from liability to all Indemnified Parties with respect to such claim and does not include any admission of culpability.

(c) If the Indemnifying Party elects not to defend the Indemnified Party against a Third-Party Claim, whether by not giving the Indemnified Party timely notice of its desire to so defend or otherwise, the Indemnified Party shall have the right but not the obligation to assume its own defense; it being understood that the Indemnified Party’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim. The Indemnified Party shall not settle a Third-Party Claim without the consent of the Indemnifying Party and/or its respective insurer.

(d) The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate defense of a Third-Party Claim, including by providing access to each other’s relevant business records and other documents, and employees.

(e) The Indemnified Party and the Indemnifying Party shall use reasonable best efforts to avoid production of confidential information (consistent with Applicable Law), and to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges.

Section 13.5 Consequential Damages. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be liable under this Article XIII for any consequential, punitive, special, incidental or indirect damages, including lost profits, except to the extent awarded by a court of competent jurisdiction in connection with a Third-Party Claim.

Section 13.6 Adjustments to Losses. (a) In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person in each case relating to the Third-Party Claim, net of any actual costs, expenses or premiums incurred in connection with securing or obtaining such proceeds, shall be deducted. Without limiting the generality or effect of any other provision hereof, each Indemnified Party and Indemnifying Party shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

(b) In calculating the amount of any Loss, there shall be deducted an amount equal to any net Tax benefit actually realized (including the utilization of a Tax loss or Tax credit carried forward) as a result of such Loss by the party claiming such Loss, and there shall be added an amount equal to any actual net Tax detriment resulting from such Loss.

(c) Reimbursement. If an Indemnified Party recovers an amount from a third-party in respect of a Loss that is the subject of indemnification hereunder after all or a portion of such Loss has been paid by an Indemnifying Party pursuant to this Article XIII, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Loss, plus the amount received from the third party in respect thereof, less (ii) the full amount of Loss.

Section 13.7 Payments. The Indemnifying Party shall pay all amounts payable pursuant to this Article XIII, by wire transfer of immediately available funds,

promptly following receipt from an Indemnified Party of a bill, together with all accompanying reasonably detailed back-up documentation, for a Loss that is the subject of indemnification hereunder, unless the Indemnifying Party in good faith disputes the Loss, in which event it shall so notify the Indemnified Party. In any event, the Indemnifying Party shall pay to the Indemnified Party, by wire transfer of immediately available funds, the amount of any Loss for which it is liable hereunder no later than three (3) days following any final determination of such Loss and the Indemnifying Party’s liability therefor. A “final determination” shall exist when (i) the parties to the dispute have reached an agreement in writing, (ii) a court of competent jurisdiction shall have entered a final and non-appealable order or judgment, or (iii) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto.

Section 13.8 Mitigation. Each Indemnified Party shall use its reasonable best efforts to mitigate any indemnifiable Loss. In the event an Indemnified Party fails to so mitigate an indemnifiable Loss, the Indemnifying Party shall have no liability for any portion of such Loss that reasonably could have been avoided had the Indemnified Person made such efforts.

Section 13.9 Survival of Indemnity. The obligation of Purchaser and any Seller Entity to indemnify under this Article XIII as to claims covered by Section 13.2(a)(1) and Section 13.3(a)(1), as applicable, shall expire on the first (1st) anniversary of the Primary Closing Date, and shall not apply to any claims made after such date, except that the obligation of Purchaser and any Seller Entity to indemnify with respect to bona fide claims for indemnity made in writing by Seller Indemnified Parties and Purchaser Indemnified Parties, as applicable, within such one- (1) year period shall continue until final resolution of such claims. The obligation of Purchaser to indemnify Losses covered by Section 13.3(a)(2) and Section 13.3(a)(3) shall expire five (5) years after the Primary Closing Date, and the obligation of a Seller Entity to indemnify Losses covered by Section 13.2(a)(2) and Section 13.2(a)(3) shall expire five (5) years after the Primary Closing Date, except that the obligation of Purchaser and any Seller Entity to indemnify Losses with respect to bona fide claims for indemnity made in writing by Seller Indemnified Parties and Purchaser Indemnified Parties, as applicable, within such five (5) - year period shall continue until final resolution of such claims.

Section 13.10 Remedies Exclusive. Except as otherwise specifically provided herein or in the case of fraud or willful misconduct, the remedies provided in this Article XIII shall be the exclusive remedies of the parties hereto from and after the Closing in connection with any breach of a representation or warranty, or non-performance, partial or total, of any covenant or agreement contained herein except as to Taxes, as to which the provisions of Article X shall control exclusively.

Section 13.11 No Indemnification of Secondary Sale Purchasers. It is understood and agreed that no Seller Entity shall have any obligation whatsoever to indemnify any Secondary Sale Purchaser for any matter whatsoever arising in connection with, or arising after, such Secondary Sale Purchaser’s purchase and assumption of any portion of the Transferred Business, including the Purchased Assets and the Assumed Liabilities.

ARTICLE XIV

MISCELLANEOUS

Section 14.1 Entire Agreement; Amendment. All Exhibits (attached hereto and as executed) and Schedules hereto shall be deemed to be incorporated into and made part of this Agreement. This Agreement, together with the Exhibits and Schedules hereto, and the Transition Services Agreement, contain the entire agreement and understanding among the parties with respect to the subject matter hereof (and supersede any prior agreements, arrangements or understandings among the parties with respect to the subject matter hereof) and there are no agreements, representations, or warranties which are not set forth herein. This Agreement may not be amended or revised except by a writing signed by the Seller Entities and Purchaser.

Section 14.2 Binding Effect; Assignment; No Third-Party Beneficiaries. Except as otherwise provided in this Agreement, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Except as expressly provided herein, this Agreement and all rights hereunder may not be assigned by any party hereto except by prior written consent of the other party hereto; provided that Purchaser may assign its right to acquire any asset and/or the obligation to pay all or part of the consideration and to assume any liability to any wholly owned Subsidiary without the prior written consent of the other party hereto; provided, further, that Purchaser agrees to guarantee the performance of any such wholly owned Subsidiary. The parties intend that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person other than the parties hereto; provided that the provisions of Article XIII will inure to the benefit of the Indemnified Parties. The Seller Entities agree that Purchaser shall be permitted to effect the Secondary Sales and to effect an assignment of rights and obligations under this Agreement to a Secondary Sale Purchaser, subject, however, to the limitations contemplated by Section 2.5, it being understood, that no Secondary Sale Purchaser shall have any rights, claims for indemnification or other claims against any Seller Entity and no Seller Entity shall have any liability of any kind to any such Secondary Sale Purchaser, in each case as a result of such Secondary Sales, and any agreement relating to a Secondary Sale that purports to provide a basis for any such claim shall be void ab initio. No Secondary Sale Purchaser shall have any rights against any Seller Entity except and unless such Seller Entity expressly agrees in writing, and then only to the extent expressly agreed.

Section 14.3 Specific Performance. The parties hereto acknowledge and agree that (i) monetary damages could not adequately compensate any party hereto in the event of a breach of this Agreement by any other party which results in the failure of the transactions contemplated by this Agreement to be consummated by the Outside Date; (ii)

the non-breaching party would suffer irreparable harm in the event of such a breach with such an effect; and (iii) the non-breaching party shall have, in addition to any other rights or remedies it may have at law or in equity, specific performance and injunctive relief as a remedy for the enforcement hereof. The parties agree to not seek, and agree to waive, any requirement for the securing or posting of a bond in connection with a party seeking or obtaining any relief pursuant to this Section 14.3.

Section 14.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when two or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. The execution and delivery of this Agreement may be effected by facsimile or any other electronic means such as “.pdf” or “.tiff” files.

Section 14.5 Notices. All notices, request, demands and other communications required hereunder shall be in writing and shall be deemed to have been duly given or made if delivered personally, sent by facsimile transmission or telex confirmed in writing within two (2) Business Days, or sent by registered or certified mail, postage prepaid, as follows:

If to HSBC Bank USA, National Association, HSBC Securities (USA) Inc. or

HSBC Technology & Services (USA) Inc.

Stuart Alderoty

Senior Executive Vice President and General Counsel

HSBC North America Holdings Inc.

452 Fifth Avenue, Floor 10

New York, NY 10018

Facsimile: 212-525-6994

with a copy to:

Mitchell S. Eitel, Esq. and Camille L. Orme, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Facsimile: (212) 558-3586

and if to Purchaser addressed to:

Oliver H. Sommer

Executive Vice President, Corporate Development

First Niagara Financial Group, Inc.

726 Exchange Street, Suite 618

Buffalo, NY 14210

Facsimile: (716) 819-5157

with a copy to:

John Mineo

SVP, General Counsel & Corporate Secretary

First Niagara Financial Group, Inc.

726 Exchange Street, Suite 618

Buffalo, NY 14210

Facsimile: (716) 819-5158

with an additional copy to:

Michael Friedman, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

Facsimile: (215) 981-4750

Any party may change the address or fax number to which such communications are to be sent to it by giving written notice of change of address to the other party in the manner provided above for giving notice.

Section 14.6 Provisions Separable. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

Section 14.7 Expenses. Except as otherwise expressly set forth herein, all fees and expenses payable in connection with the consummation of the transactions contemplated by this Agreement shall be the sole liability of the party incurring such expense.

Section 14.8 Deadlines. If the last day of the time period for the giving of any notice or the taking of any action required under this Agreement falls on a Saturday, Sunday or legal holiday or a date on which banks in the State of New York are authorized by law to close, the time period for giving such notice or taking such action shall be extended through the next Business Day following the original expiration date of such.

Section 14.9 Scope of Agreements. This Agreement shall not create any partnership, joint venture or other similar arrangement between the Seller Entities or any of their Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand.

Section 14.10 Delays or Omissions. Any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement, or any waiver of any provision or condition of this Agreement shall be effective only to the extent specifically set forth in writing. Notwithstanding any provision set forth herein, no party hereto shall be required to take any action or refrain from taking any action that would cause it to violate any Applicable Law, statute, legal restriction, regulation, rule or order or any Governmental Entity.

Section 14.11 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH, OR THE ADMINISTRATION THEREOF OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN. NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM, OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY RELATED INSTRUMENTS OR THE RELATIONSHIP BETWEEN THE PARTIES. NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION, IN WHICH A JURY TRIAL HAS BEEN WAIVED, WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THE PROVISIONS OF THIS SECTION HAVE BEEN FULLY DISCUSSED BY THE PARTIES HERETO, AND THESE PROVISIONS SHALL BE SUBJECT TO NO EXCEPTIONS. NO PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 14.12 Governing Law; Consent to Jurisdiction. The execution, interpretation, and performance of this Agreement shall be governed by the laws of the State of New York without giving effect to any conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any other jurisdiction other than the State of New York. EACH PARTY HERETO, TO THE EXTENT IT MAY LAWFULLY DO SO, HEREBY SUBMITS TO THE JURISDICTION OF ANY COURT OF THE STATE OF NEW YORK LOCATED IN THE BOROUGH OF MANHATTAN IN NEW YORK CITY AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AS WELL AS TO THE JURISDICTION OF ALL COURTS FROM WHICH AN APPEAL MAY BE TAKEN OR OTHER REVIEW SOUGHT FROM THE AFORESAID COURTS, FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF SUCH PARTY’S OBLIGATIONS UNDER OR WITH RESPECT TO

THIS AGREEMENT OR ANY OF THE AGREEMENTS, INSTRUMENTS OR DOCUMENTS CONTEMPLATED HEREBY AND EXPRESSLY WAIVES ANY AND ALL OBJECTIONS IT MAY HAVE AS TO VENUE IN ANY OF SUCH COURTS.

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IN WITNESS WHEREOF, each of the parties hereto has caused this Purchase and Assumption Agreement to be duly executed as an instrument under seal by its officer thereunto duly authorized as of the date first above written.

HSBC BANK USA, NATIONAL ASSOCIATION

By:	/s/ Eli Sinyak
	Name:	Eli Sinyak
	Title:	Senior Executive Vice President & Chief Technology and Services Officer

HSBC SECURITIES (USA) INC.

By:	/s/ Patrick M. Nolan
	Name:	Patrick M. Nolan
	Title:	President and Chief Executive Officer

HSBC TECHNOLOGY & SERVICES (USA) INC.

By:	/s/ Eli Sinyak
	Name:	Eli Sinyak
	Title:	President

FIRST NIAGARA BANK, NATIONAL ASSOCIATION

By:	/s/ John Koelmel
	Name:	John Koelmel
	Title:	Chief Executive Officer

[Signature Page to Purchase and Assumption Agreement]